Exhibit 99.1

Agreement

Implementation agreement

YM BioSciences Inc. Cytopia Limited
rodd.levy@freehills.com

101 Collins Street Melbourne VIC 3000 Australia GPO Box 128A Melbourne VIC 3001 Australia Sydney Melbourne Perth Brisbane Singapore	Telephone +61 3 9288 1234 Facsimile +61 3 9288 1567 www.freehills.com DX 240 Melbourne Correspondent offices in Hanoi Ho Chi Minh City Jakarta

The agreement

Implementation agreement

Date ► 5 October 2009

Between the parties
Bidder	YM BioSciences Inc. of 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W4Y4 (YM)
Target	Cytopia Limited ACN 079 253 606 of 576 Swan Street, Richmond, Victoria, 3121 (Cytopia)

Background	Cytopia and YM have agreed: 1that YM will acquire Cytopia by means of the Schemes; and 2to implement the transactions required to effect their agreement on the terms of this agreement.
The parties agree	as set out in the Operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

Implementation agreement

Operative part

           Definitions and interpretation

1.1	Agreement components

         This agreement includes any schedule.

1.2	Definitions

        The meanings of the terms used in this document are set out below.

Term	Meaning
ASIC	Australian Securities and Investments Commission.
ASIC Review Period	the period from the date on which the draft of the Scheme Booklet is submitted by Cytopia to ASIC to the date on which ASIC confirms that it has no objection to the form of the Scheme Booklet.
ASX	ASX Limited and, where the context requires, the market operated by ASX Limited.
Business Day	a weekday on which trading banks are open for business in Melbourne, Australia and Toronto, Canada.
C$	the lawful currency of Canada.
Competing Transaction
a transaction or arrangement pursuant to which a Third Party will, if the transaction or arrangement is entered into or completed:

1   acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a substantial part of the business of Cytopia and its subsidiaries;

2   acquire (whether directly or indirectly) an interest in either or both of CYT 997 and CYT 387;

3   acquire a relevant interest in, become the holder of, or otherwise acquire, have a right or obligation to acquire or have an economic interest, directly or indirectly, in 5% or more of Cytopia’s voting shares;

4   acquire control (as determined in accordance with section 50AA of the Corporations Act) of Cytopia or any of its subsidiaries;

5   otherwise acquire or merge with Cytopia; or

6   enter into any agreement, arrangement or understanding requiring Cytopia to abandon, or otherwise fail to proceed with, the Transaction,

whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction or buy-back, share issue, sale or purchase of shares or assets, joint venture, dual-listed company structure (or other synthetic merger), or other transaction or arrangement.

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Term	Meaning
Confidentiality Agreement	the agreement dated 18 February 2009 between Cytopia Research Pty Ltd and YM.
Corporations Act	Corporations Act 2001 (Cth).
Corporations Regulations	Corporations Regulations 2001 (Cth).
Court	a court of competent jurisdiction under the Corporations Act.
CYT 387	a selective JAK1/JAK2 enzyme inhibitor.
CYT 997	a vascular disrupting agent for the treatment of various cancers.
Cytopia Board	the board of directors of Cytopia.
Cytopia Indemnified Parties	Cytopia and its directors and officers.
Cytopia Material Adverse Change
any change, matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

•   the business, operations or financial condition (including contingent liabilities) of Cytopia and its subsidiaries taken as a whole;

•   the ability of Cytopia to perform its obligations under this agreement; or

•   the status of any Regulatory Approvals which have been granted and affect either of the Schemes,

other than matters, events or circumstances:

•   required by this agreement or either of the Schemes;

•   fully and fairly disclosed to ASX or to YM prior to the date of this agreement; or

•   that occur with the written consent of YM (which can be withheld in YM’s absolute discretion).

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Term	Meaning
Cytopia Material Contracts
all of the following contracts, agreements and arrangements, whether written or unwritten, with respect to Cytopia or a subsidiary of Cytopia:

1   contracts with respect to which Cytopia or a subsidiary of Cytopia has any liability or obligation involving more than $50,000, contingent or otherwise;

2   contracts under which the amount payable by Cytopia or a subsidiary of Cytopia is dependent on the revenue, income or other similar measure of Cytopia or any other person;

3   licenses, leases, contracts, agreements and other arrangements with respect to any material property of Cytopia or a subsidiary of Cytopia, including without limitation, leases for real property and distribution, sales and supply contracts;

4   contracts, instruments and arrangements relating to any indebtedness or the guarantee thereof;

5   contracts and other arrangements of Cytopia or a subsidiary of Cytopia with any officer, director, shareholder, or affiliate of Cytopia or a subsidiary of Cytopia or any of their respective relatives or affiliates;

6   contracts or other arrangements which place any limitation on the method of conducting or scope of the business of Cytopia or its subsidiaries including, without limitation, any agreement that contains any exclusivity, non-competition, non-solicitation or no-hire provisions;

7   contracts relating to or involving any franchise, partnership, joint venture or other similar arrangement;

8   contracts with respect to mergers or acquisitions, sales of securities or material assets, or investments by Cytopia or its subsidiaries;

9   contracts with governmental authorities, other governmental agencies, departments or authorities;

10   strategic alliance, co-marketing, co-promotion, co-packaging, joint development or similar agreements;

11   powers of attorney;

12   agreements, contracts, instruments, commitments, plans or other arrangements of Cytopia or its subsidiaries outside of the ordinary course of business;

13   other agreements, contracts, instruments, commitments, plans or other arrangements of Cytopia or its subsidiaries which are material to the business of Cytopia or its subsidiaries or which a  reasonable investor would consider important in deciding whether or not to make an investment in Cytopia; and

14   all intellectual property licenses excluding so-called “off-the-shelf” products and “shrink wrap” software.

Cytopia Option
an option issued by Cytopia under, or on terms substantially equivalent to, the terms of the Cytopia Limited Employee Option Plan as approved by Cytopia Shareholders, which for the avoidance of doubt excludes those options granted to the Chairman of Cytopia which shall expire prior to the Record Date.

Cytopia Optionholder	a person who is registered as the holder of a Cytopia Option.
Cytopia Partly-Paid Shares	the 2,288,451 partly-paid shares in Cytopia paid up to $0.00000001 which are held by Andrew Wilks or Pyxis Pty Ltd.

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Term	Meaning
Cytopia Prescribed Event
other than:

1   as expressly required by this agreement or either of the Schemes;

2   as fully and fairly disclosed to ASX or YM prior to the date of this agreement; or

3   with the written consent of YM (which can be withheld in YM’s absolute discretion),

the occurrence of any of the following between the date of this agreement and 5.00pm on the day before the Second Court Date:

1   Cytopia converting all or any of its shares into a larger or smaller number of shares;

2   Cytopia or a subsidiary of Cytopia resolving to reduce its share capital in any way;

3   Cytopia or a subsidiary of Cytopia:

•   entering into a buy-back agreement; or

•   resolving to approve the terms of a buy-back agreement under the Corporations Act;

4   Cytopia or a subsidiary of Cytopia issuing shares (other than on exercise of a Cytopia Option), or granting an option over its shares, or agreeing to make such an issue or grant such an option;

5   Cytopia or a subsidiary of Cytopia issuing or agreeing to issue, securities convertible into shares or debt securities;

6   Cytopia or a subsidiary of Cytopia disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

'7   Cytopia or a subsidiary of Cytopia creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property otherwise than:

•   in the ordinary course of business; and

•   a lien which arises by operation of law or legislation securing an obligation that is not yet due;

8   Cytopia or a subsidiary of Cytopia resolving that it be wound up;

9   an Insolvency Event in respect of Cytopia or a subsidiary of Cytopia;

10  Cytopia or a subsidiary of Cytopia reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

11  Cytopia declaring, paying or distributing any dividend, bonus or other share of its profits or assets;

12  Cytopia or a subsidiary of Cytopia being deregistered as a company or otherwise dissolved; or

13  Cytopia or a subsidiary of Cytopia directly or indirectly, takes or permits any action that would, or that reasonably may be expected to, be inconsistent with, interfere with or significantly impede the completion of either of the Schemes or the transactions contemplated under this agreement.

Cytopia Shareholder	each person who is registered as a holder of Cytopia Shares.
Cytopia Shares	fully paid ordinary shares of Cytopia.

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Term	Meaning
Deed Poll	a deed poll in favour of the Scheme Shareholders and the Scheme Optionholders substantially in the form of Schedule 2.
Director Cytopia Share
any Cytopia Share:

1   held by a member of the Cytopia Board;

2   held on behalf of a member of the Cytopia Board; or

3   listed as an indirect interest in an Appendix 3X or 3Y lodged for Cytopia for any member of the Cytopia Board.

Effective	when used in relation to a Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme.
Effective Date	the date on which the Schemes become Effective.
End Date	28 February 2010.
First Court Date
the first day of hearing of an application made to the Court for an order pursuant to section 411(1) of the Corporations Act convening the Scheme Meetings or, if the hearing of such application is adjourned for any reason, means the first day of the adjourned hearing.

Government Agency
any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state.

Implementation Date	the third Business Day after the Record Date.
Independent Expert	the independent expert appointed by Cytopia to opine on whether the Schemes are in the best interests of Cytopia Shareholders and Cytopia Optionholders respectively.
Independent Expert's Report	the report prepared by the Independent Expert for inclusion in the Scheme Booklet.
Ineligible Foreign Shareholder
a Scheme Shareholder whose address as shown in the register of members of Cytopia is a place outside:

1   Australia and its external territories;

2   New Zealand;

3   United States of America;

4   Canada; and

5   any other jurisdiction agreed by YM and Cytopia for the purposes of this definition.

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Term	Meaning
Insolvency Event
1   in respect of a person incorporated under the laws of Australia, a liquidator or provisional liquidator being appointed to the person, the Court making an order for the person’s winding up, an administrator being appointed under the Corporations Act, the person executing a deed of company arrangement, or a receiver, or a receiver and manager, being appointed in relation to the whole, or a substantial part, of the property of the person; and

2   in respect of any other person, anything analogous to any of the foregoing events occurring to that person in any other jurisdiction.

Intellectual Property
all items of intangible property and includes trademarks and service marks (whether or not registered or registration has been applied for), domain names, trade names, business names, designs, brand names, patents, patent applications, inventions (whether or not patented), trade secrets and copyrights (whether or not registered or registration has been applied for).

Listing Rules	the official listing rules of ASX.
New YM Shares	the YM Shares to be issued under the Share Scheme as the Scheme Consideration.
No-Shop Period	the period from and including the date of this agreement to the earlier of: 1 the termination of this agreement in accordance with its terms; and 2 the End Date.
NYSE Amex	NYSE Amex LLC.
Option Scheme
the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Cytopia and Cytopia Optionholders (unless it is not required in accordance with clause 6.4) in the form set out in Schedule 3, or in such other form as is agreed between YM and Cytopia.

Option Scheme Consideration	the consideration to be provided to Cytopia Optionholders in consideration for the cancellation of the Cytopia Options, as described in clause 5 of the Option Scheme.
Option Scheme Meeting	the meeting of Cytopia Optionholders to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act (unless it is not required in accordance with clause 6.4).

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Term	Meaning
Option Scheme Resolution	the resolution to be put to Cytopia Optionholders to approve the Option Scheme (unless it is not required in accordance with clause 6.4).
Patent Rights	the patents set out in Schedule 5.
RG 60	Regulatory Guide 60 issued by ASIC on 4 August 1999 (as amended).
RG 142	Regulatory Guide 142 issued by ASIC on 4 August 1999 (as amended).
Record Date	in respect of a Scheme, means 7.00pm on the fifth Business Day after the date on which that Schemes becomes Effective.
Regulatory Approvals	has the meaning given to that term in clause 3.1(a).
Related Body Corporate	has the meaning given in section 50 of the Corporations Act.
Representative
in relation to a party, means:

1   a Related Body Corporate of the party;

2   a director or officer of the party or any of the party’s Related Bodies Corporate; or

3   an adviser, consultant, agent or representative of the party or any of the party’s Related Bodies Corporate

Schemes	the Share Scheme and/or the Option Scheme (as applicable).
Scheme Booklet
the information described in clause 6.3(b) to be approved by the Court and despatched to Cytopia Shareholders and Cytopia Optionholders, and which must include the Schemes, an explanatory statement complying with the requirements of the Corporations Act, a copy (or summary) of this agreement, a copy of the executed Deed Poll, a copy of the Independent Expert’s Report, any document or information required in connection with the quotation of New YM Shares on the TSX or NYSE Amex, any document or information required in connection with the grant of YM Options, a notice of meeting in relation to each of the Scheme Meetings and proxy forms.

Scheme Consideration	the consideration to be provided by YM in consideration for the transfer of the Cytopia Shares held by a Scheme Shareholder to YM, as described in clause 4 and 5 of the Share Scheme.
Scheme Meetings	the Share Scheme Meeting and, if applicable, the Option Scheme Meeting.

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Term	Meaning
Scheme Optionholder	Cytopia Optionholders as at the Record Date.
Scheme Share	a Cytopia Share on issue as at the Record Date.
Scheme Shareholders	Cytopia Shareholders as at the Record Date.
Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Schemes is heard.
Securities Regulator	the securities regulatory authority in each of the Canadian jurisdictions in which YM is a reporting issuer (or equivalent).
SEDAR	the System for Electronic Document Analysis and Retrieval, of the Canadian securities regulators.
Share Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act between Cytopia and the Scheme Shareholders, the form of which is attached as Schedule 1
Share Scheme Meeting	the meeting of Cytopia Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.
Superior Proposal
a publicly announced bona fide proposal from a Third Party as to a Competing Transaction (and not resulting from a breach by Cytopia of its obligations under this agreement) which the Cytopia Board, acting in good faith, and after taking advice from its legal and financial advisers, determines is:

1   reasonably capable of being completed on a timely basis taking into account all aspects of the Competing Transaction, including without limitation, having regard to legal, regulatory and financial matters including any conditions precedents; and

2   superior to the Scheme Shareholders than the Share Scheme, taking into account all terms and conditions of the Competing Transaction.

Supplementary Independent Expert's Report	means any update to the Independent Expert's Report or any supplementary report prepared by the Independent Expert.
Third Party	a person other than YM and its associates.
Timetable	the timetable set out in Schedule 4, as may be amended from time to time by agreement between the parties.

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Term	Meaning
Trading Day	when used in relation to a VWAP, a day on which both the TSX and NYSE Amex are open for trading.
Transaction	the acquisition of Cytopia by YM through implementation of the Schemes in accordance with the terms of this agreement.
TSX	Toronto Stock Exchange.
VWAP
the volume weighted average price of YM Shares traded on TSX and NYSE AMEX over the relevant period excluding any trades which have not been conducted in the ordinary course of trade on the stock markets operated by those exchanges (calculated to 2 decimal places of one cent) as determined by the relevant stock exchanges in accordance with their customary practice.
Any share price which is not in C$ will be converted to C$ by applying the Bank of Canada’s noon day exchange rate on the relevant Trading Day.

YM Board	the board of directors of YM.
YM Indemnified Parties	YM and its directors and officers.
YM Information	information regarding YM and its Related Bodies Corporate provided by or on behalf of YM to Cytopia in writing for inclusion in the Scheme Booklet.
YM Material Adverse Change
any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

•   the business, operations or financial condition (including contingent liabilities) of YM and its subsidiaries taken as a whole;

•   the ability of YM to perform its obligations under this agreement; or

•   the status of any Regulatory Approvals which have been granted and affect either of the Schemes,

other than matters, events or circumstances:

•   required by this agreement or either of the Schemes;

•   fully and fairly disclosed on SEDAR or to Cytopia prior to the date of this agreement; or

•   that occur with the written consent of Cytopia (which can be withheld in Cytopia's absolute discretion).

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2 Agreement to proceed with the Transaction

Term	Meaning
YM Material Contract
all of the following contracts, agreements and arrangements, whether written or unwritten, with respect to YM or a subsidiary of YM:

1   contracts with respect to which YM or a subsidiary of YM has any liability or obligation involving more than C$250,000, contingent or otherwise but excluding any employment arrangements;

2   licenses, leases, contracts, agreements and other arrangements with respect to any material property of YM or a subsidiary of YM, including without limitation, leases for real property and distribution, sales and supply contracts;

3   contracts or other arrangements which place any limitation on the method of conducting or scope of the business of YM or its subsidiaries including, without limitation, any agreement that contains any exclusivity, non-competition, non-solicitation or no-hire provisions;

4   contracts relating to or involving any franchise, partnership, joint venture or other similar arrangement;

5   contracts with respect to mergers or acquisitions, sales of securities or material assets, or investments by YM or its subsidiaries; and

6   strategic alliance, co-marketing, co-promotion, co-packaging, joint development or similar agreements.

YM Option	an option granted under the rules of the YM stock option plan.
YM Prescribed Event
other than:

1   as expressly required by this agreement or either of the Schemes;

2   as fully and fairly disclosed on SEDAR or to Cytopia prior to the date of this agreement; or

3   with the written consent of Cytopia (which must not be unreasonably withheld),

the occurrence of any of the following between the date of this agreement and 5.00pm on the day before the Second Court Date:

1   YM converting all or any of its shares into a larger or smaller number of shares;

2   YM or a subsidiary of YM resolving to reduce or buy back its share capital;

3   YM issuing in excess of 14.5 million shares (excluding on exercise of stock options on issue as at the date of this agreement) or a subsidiary of YM issuing any shares (other than an exercise of a stock option on issue as at the date of this agreement), or granting an option over such shares, or agreeing to make such an issue or grant such an option;

4   other than the granting of stock options under the terms of stock option plans in existence on the date of this agreement, YM issuing or agreeing to issue, securities convertible into shares or debt securities;

5   YM or a subsidiary of YM disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

6   YM or a subsidiary of YM creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property otherwise than:

•   in the ordinary course of business; and

•   a lien which arises by operation of law or legislation securing an obligation that is not yet due;

7   YM or a subsidiary of YM resolving that it be wound up;

8   an Insolvency Event in respect of YM or a subsidiary of YM;

9   YM or a subsidiary of YM reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

10   YM declaring, paying or distributing any dividend, bonus or other share of its profits or assets;

11   YM or a subsidiary of YM being deregistered as a company or otherwise dissolved; or

12   YM or a subsidiary of YM directly or indirectly, takes or permits any action that would, or that reasonably may be expected to, be inconsistent with, interfere with or significantly impede the completion of either of the Schemes or the transactions contemplated under this agreement.

YM Share	a common share in the capital of YM.

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1.3	Interpretation

In this agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e)
a reference to a clause, party, attachment, exhibit or schedule is a reference to a clause of, and a party, attachment, exhibit and schedule to this agreement, and a reference to this agreement includes any attachment, exhibit and schedule;

(f)
a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g)	a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word ‘includes’ in any form is not a word of limitation;

(i)	a reference to ‘$’ or ‘dollar’ is to Australian currency;

(j)	a reference to any time is a reference to that time in Melbourne, Australia;

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(k)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this agreement;

(l)	no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision; and

(m)
a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2	Agreement to proceed with the Transaction

The parties will undertake the Transaction on the terms of this agreement.

3	Conditions precedent

3.1	Conditions precedent

Subject to this clause 3, the obligations of YM under clauses 4.2, 4.6 and 6.1(b) and the obligations of the Cytopia under clauses 6.1(b) and 6.3(p) are subject to the satisfaction of each of the following conditions precedent to the extent and in the manner set out in clauses 3.2 and 3.3.

(a)
Regulatory Approvals: Subject to clause 3.6, ASIC, ASX, the Securities Regulator, TSX and NYSE Amex issue or provide any consents, authorisations or approvals or do other acts necessary or desirable to implement the transactions contemplated by clause 4 (together Regulatory Approvals) before 5.00pm on the day before the Second Court Date.

(b)	Cytopia Shareholder approval: Cytopia Shareholders approve the Share Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act.

(c)	Cytopia Optionholder approval: Cytopia Optionholders approve the Option Scheme at the Option Scheme Meeting by the requisite majorities under the Corporations Act.

(d)
YM Shareholder approval: if the TSX or any other securities regulatory authority requires YM to obtain shareholder approval in order for it to undertake anything contemplated by the Schemes or any of its other obligations under this agreement, YM obtaining such shareholder approval before 5.00pm on the day before the Scheme Meetings.

(e)	Court approval: The Court approves the Schemes in accordance with section 411(4)(b) of the Corporations Act.

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(f)
Variation of Commonwealth Grants: Cytopia obtains the consent by or on behalf of the Commonwealth of Australia to its proposed change in control (as the grantee company) under Grants GRA02895 and COM03682, such consent being either unconditional or on conditions that are acceptable to YM (in YM’s absolute discretion), before 5:00pm on the day before the Scheme Meetings.

(g)
Restraints: No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Transaction is in effect at 5.00pm on the day before the Second Court Date.

(h)	Cytopia Material Adverse Change: No Cytopia Material Adverse Change is in existence at 5.00pm on the day before the Second Court Date.

(i)	YM Material Adverse Change: No YM Material Adverse Change is in existence at 5.00pm on the day before the Second Court Date.

(j)	Cytopia Prescribed Event and breach of obligations:

(1)	No Cytopia Prescribed Event has occurred; and

(2)	Cytopia is not in breach, in any material respect, of its obligations under clause 6 or any of its other obligations under this agreement,

at 5.00pm on the day before the Scheme Meetings and at 5.00pm on the day before the Second Court Date.

(k)	YM Prescribed Event and breach of obligations:

(1)	No YM Prescribed Event has occurred; and

(2)	YM is not in breach, in any material respect, of its obligations under clause 6 or any of its other obligations under this agreement,

at 5.00pm on the day before the Scheme Meetings and at 5.00pm on the day before the Second Court Date.

(l)
Cytopia’s representations and warranties: The representations and warranties of Cytopia set out in this agreement are true and correct in all material respects, as at 5.00pm on the day before the Second Court Date as though made on and as of that time, except to the extent any such representation or warranty expressly relates to an earlier date.

(m)
YM’s representations and warranties: The representations and warranties of YM set out in this agreement are true and correct in all material respects, as at 5.00pm on the day before the Second Court Date as though made on and as of that time, except to the extent any such representation or warranty expressly relates to an earlier date.

(n)
Quotation of New YM Shares: the New YM Shares to be issued to Cytopia Shareholders under the Share Scheme have, before 5.00pm on the day before the Second Court Date, been approved for official quotation or listing on the TSX or NYSE Amex, subject to any normal conditions that the TSX or NYSE Amex may require, including implementation of the Share Scheme.

(o)
Key employment agreements: each of Andrew Macdonald, Gregg Smith and Chris Burns, on or before the date which is five Business Days before the ASIC Review Period, enter into new employment contracts with Cytopia, with effect from the Implementation Date, such employment contracts being conditional only on the Share Scheme becoming Effective and otherwise on terms agreed with YM.

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(p)
Cytopia Partly-Paid Shares: each of the holders of the Cytopia Partly-Paid Shares agrees (and Cytopia consents to such agreement), on or before 5.00pm on the day before the Second Court Date, to the transfer to YM of all of their Cytopia Partly-Paid Shares, with effect from the Implementation Date on, or substantially on, the terms set out in the draft share sale deed provided to Cytopia on or before the date of this agreement.

3.2	Best endeavours

(a)	YM must use its best endeavours to procure that the conditions precedent in clauses 3.1(d), 3.1(i), 3.1(k), 3.1(m) and 3.1(n) are satisfied.

(b)	Cytopia must use its best endeavours to procure that the conditions precedent in clauses 3.1(e), 3.1(f), 3.1(h), 3.1(j), 3.1(l), 3.1(o) and 3.1(p) are satisfied.

(c)	Cytopia and YM must each use all reasonable endeavours to procure that:

(1)	the conditions precedent in clauses 3.1(a), 3.1(b), 3.1(c) and 3.1(g) are satisfied; and

(2)	there is no occurrence within the control of Cytopia or YM or their subsidiaries that would prevent the conditions precedent in clause 3.1 being satisfied (as the context requires).

3.3	Waiver of conditions precedent

(a)	The conditions precedent in clauses 3.1(b) and 3.1(e) cannot be waived.

(b)	The conditions precedent in clauses 3.1(a), 3.1(d), 3.1(g) and 3.1(n) are for the benefit of both parties and may only be waived with the written consent of both parties.

(c)	The conditions precedent in clauses 3.1(c), 3.1(f), 3.1(h), 3.1(j), 3.1(l), 3.1(o) and 3.1(p) are for the sole benefit of YM and may only be waived by YM (in its absolute discretion) in writing.

(d)	The conditions precedent in clauses 3.1(i), 3.1(k), and 3.1(m) are for the sole benefit of Cytopia and may only be waived by Cytopia (in its absolute discretion) in writing.

3.4	Consultation on failure of condition precedent

(a)	Consultation: If:

(1)
any event occurs which would prevent any of the conditions precedent in clause 3.1 being satisfied, or there is an occurrence that is reasonably likely to prevent one or more of those conditions precedent being satisfied by the date specified in this agreement for satisfaction (except as the result of a deliberate action of Cytopia or its directors); or

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(2)
the Schemes have not become Effective by the End Date (or if the condition precedent in clause 3.1(c) has been waived or otherwise ceased to have effect, the Share Scheme has not become Effective by the End Date), the parties must consult in good faith to:

(3)	determine whether the Transaction may proceed by way of alternative means or methods;

(4)
change the date of the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Schemes or adjourning that application (as applicable) to another date agreed by Cytopia and YM (being a date no later than 5 Business Days before the End Date); or

(5)	extend the relevant date or End Date.

(b)
Termination: If the parties are unable to reach agreement under clause 3.4(a) within 5 Business Days of becoming aware of the relevant occurrence or relevant date or by the End Date, then unless that condition precedent is waived by the party or parties permitted to waive that condition as provided in clause 3.3, either party may terminate this agreement without any liability (except under clause 11, if applicable) to the other party because of that termination, unless the relevant occurrence or the failure of the condition precedent to be satisfied, or of the Schemes to become Effective, arises out of a breach by the terminating party of clause 6 or this clause 3.

(c)	Nothing in this clause 3.4 affects the parties obligations under clause 11.

3.5	Certain notices

(a)	Notice of satisfaction of condition precedent: If YM or Cytopia becomes aware that any condition precedent has been satisfied, it must promptly notify the other in writing of this fact.

(b)	Notice of failure of condition precedent: If:

(1)
before the time specified for satisfaction of a condition precedent any event that will prevent that condition precedent being satisfied occurs, the party with knowledge of that event must immediately give the other party written notice of that event; and

(2)
the condition precedent is not set out in clause 3.3(a), the party or parties that has the right to waive the condition must give written notice to the other as soon as possible (and in any event no later than 5 Business Days) after giving or receiving notice of the relevant event, as to whether or not it waives the breach or non-fulfilment of any condition precedent resulting from the occurrence of that event, specifying the condition in question.

(c)	Waiver: A waiver of a breach or non-fulfilment in respect of one condition precedent in clause 3.1 does not constitute:

(1)	a waiver of breach or non-fulfilment of any other condition precedent resulting from the same event; or

(2)	a waiver of breach or non-fulfilment of that condition precedent resulting from any other event.

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(d)	Notice of changes: Cytopia and YM must promptly advise each other orally and in writing of any change or event causing, or which, so far as can reasonably be foreseen, would cause:

(1)	a representation or warranty provided in this agreement to be false or misleading in any material respect;

(2)	a breach or non-fulfilment of any of the conditions precedent; or

(3)	a material breach of this agreement.

3.6	Regulatory approval

For the purposes of clause 3.1(a), a Regulatory Approval will be regarded as having been obtained even though a condition has been attached to that Regulatory Approval, if the parties agree to treat the approval as having been obtained, such agreement not to be unreasonably withheld.

4	Transaction steps

4.1	Share Scheme

Cytopia must propose a scheme of arrangement under which all of the Cytopia Shares held by Scheme Shareholders will be transferred to YM and each Scheme Shareholder will be entitled to receive the Scheme Consideration from YM for each Cytopia Share held at the Record Date.

4.2	Share Scheme consideration

(a)
YM undertakes and warrants to Cytopia (in Cytopia’s own right and separately as trustee or nominee for each of the Scheme Shareholders) that, in consideration of the transfer to YM of each Cytopia Share held by a Scheme Shareholder at the Record Date under the terms of the Share Scheme, YM will on the Implementation Date:

(1)	accept that transfer; and

(2)	provide or procure the provision of the Scheme Consideration in accordance with the Share Scheme.

4.3	No amendment to Schemes without consent

Cytopia must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, either of the Schemes without the prior written consent of YM.

4.4	Ineligible Foreign Shareholders

Unless YM and Cytopia are satisfied, acting reasonably, that the laws of all relevant jurisdictions permit the issue of New YM Shares to an Ineligible Foreign Shareholder either unconditionally or after compliance with requirements that are not unduly onerous, YM has no obligation to allot or issue New YM Shares to the Ineligible Foreign Shareholder under the Share Scheme and, instead, must procure that the New YM Shares that would have otherwise been issued to the Ineligible Foreign Shareholder are dealt with in accordance with the Share Scheme.

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4.5	Cytopia Option Scheme

Cytopia must propose the Option Scheme in the form set out in Schedule 3 or such other form as the parties agree in writing, under which, subject to both of the Schemes becoming Effective, all of the Cytopia Options will be cancelled and the Scheme Optionholders will receive the Option Scheme Consideration for each Cytopia Option held at the Record Date.

4.6	Option Scheme Consideration

YM undertakes and warrants to Cytopia (in Cytopia’s own right and separately as trustee or nominee for each of the Scheme Optionholders) that, in consideration of the cancellation of each Cytopia Option held by a Scheme Optionholder at the Record Date under the terms of the Option Scheme, YM will, on the Implementation Date, provide or procure the provision of the Option Scheme Consideration in accordance with the Option Scheme.

5	Termination

5.1	Termination

Without prejudice to any other rights of termination under this agreement, a party may terminate this agreement by written notice to the other party at any time before 5.00pm on the day before the Second Court Date as follows:

(a)
either party may terminate with immediate effect if the other party is in material breach of any provision of this agreement (including any material breach of the representations and warranties given by that other party in clause 7), provided that the party wishing to terminate must give not less than 5 Business Days written notice to the party in breach setting out the relevant breach on which they are relying to terminate the agreement, and such breach has not been rectified to the party's reasonable satisfaction within a further 5 Business Days; or

(b)
either party may terminate with immediate effect if any of the directors of Cytopia change or withdraw their recommendation to Cytopia Shareholders to vote in favour of the Share Scheme (which, for the avoidance of doubt, will trigger an obligation on Cytopia to pay to YM the amount referred to in clause 11.4, subject to clause 11.5); and

(c)
either party may terminate with immediate effect if a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed.

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5.2	Effect of termination

If this agreement is terminated by either Cytopia or YM under clause 3.4(b) or this clause 5, this agreement will become void and have no effect, without any liability or obligation on the part of Cytopia or YM (except to the extent that the termination results from a breach by either party of its obligations under this agreement), other than the provisions of clauses 7, 9, 11, 12, 13.1, 13.2, 14 and 15, which will remain in force after termination.

6	Implementation

6.1	Obligations of both parties

Without limiting the general nature of clause 2, each party must:

(a)	Regulatory approvals:

(1)	promptly apply for all relevant Regulatory Approvals specified in clause 3.1(a) and provide to the other a copy of all those applications;

(2)	take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time; and

(3)	provide the other party with all information reasonably requested in connection with the applications for Regulatory Approval;

(b)
Certificate: at the hearing on the Second Court Date, provide to the Court a certificate confirming whether or not the conditions precedent in clause 3.1 (other than the condition in clause 3.1(e)) have been satisfied or waived in accordance with this agreement. A draft of such certificate shall be provided by each party to the other party by 5 pm on the Business Day prior to the Second Court Date; and

(c)
Timing: consult with each other regularly in relation to the Timetable for performing their respective obligations and use all reasonable endeavours and commit necessary resources so as to implement the Transaction as soon as reasonably practicable and substantially in accordance with the Timetable.

6.2	YM’s obligations

Without limiting the general nature of clause 2, YM must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation of the Transaction on a basis consistent with this agreement, and in particular YM must:

(a)	YM Information: prepare and provide to Cytopia the YM Information for inclusion in the Scheme Booklet;

(b)
update YM Information: promptly provide to Cytopia any information that arises after the Scheme Booklet has been despatched and until the date of the Scheme Meetings that may be necessary to ensure that the Scheme Booklet, in relation to the YM Information contained in it, does not, contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

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(c)
Independent Expert’s Report: provide any assistance or information reasonably requested by Cytopia or by the Independent Expert in connection with the preparation of the Independent Expert’s Report or any Supplementary Independent's Expert Report if required;

(d)
assistance: provide any assistance or information reasonably requested by Cytopia in connection with the preparation of the Scheme Booklet and any other document to be sent to Cytopia Shareholders and Cytopia Optionholders in order to facilitate shareholder approval of the Share Scheme, and Cytopia Optionholder approval of the Option Scheme;

(e)	meeting of YM Board: as soon as practicable after the preparation of the final form of the Scheme Booklet, obtain YM Board approval of those sections that comprise the YM Information;

(f)	Deed Poll: on or before the Business Day before the First Court Date, execute the Deed Poll in favour of Scheme Shareholders and Scheme Optionholders respectively;

(g)	representation: ensure that YM is represented by counsel at the Court hearings convened for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act;

(h)
YM shareholder approval: if the TSX or any other regulatory authority requires YM to obtain shareholder approval in order for it to undertake anything contemplated by the Schemes, or any of its other obligations under this agreement, seek the required approval of YM shareholders;

(i)	Scheme Consideration: if the Share Scheme becomes Effective, provide the New YM Shares that comprise the Scheme Consideration in accordance with the Deed Poll on the Implementation Date;

(j)	Option Scheme Consideration: if the Option Scheme becomes Effective, grant the YM Options that comprise the Option Scheme Consideration in accordance with the Deed Poll on the Implementation Date;

(k)	accuracy of YM Information: confirm to Cytopia the accuracy of the YM Information in the Scheme Booklet; and

(l)	YM Prescribed Event: between the date of this agreement and 5:00 pm on the day before the Second Court Date, ensure that no YM Prescribed Event occurs except in accordance with this agreement.

6.3	Cytopia’s obligations

Without limiting the general nature of clause 2, Cytopia must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation of the Transaction on a basis consistent with this agreement, including doing any acts on behalf of Cytopia Shareholders, and in particular Cytopia must:

(a)
recommendation of the Schemes: state when the Transaction is announced (on the basis of representations made to it by each of the Cytopia Directors) that the Cytopia directors present at the Board meeting at which it was resolved to enter into this agreement, unanimously recommends that:

(1)	the Share Scheme is in the best interests of Cytopia Shareholders;

(2)	the Option Scheme is in the best interests of Cytopia Optionholders;

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(3)	Cytopia Shareholders vote in favour of all resolutions to be proposed at the Share Scheme Meeting and approve the Share Scheme; and

(4)	Cytopia Optionholders vote in favour of all resolutions to be proposed at the Option Scheme Meeting and approve the Option Scheme,

          subject to there being no Superior Proposal and to the Independent Expert confirming that the Schemes are, respectively, in the best interests of Cytopia Shareholders and Cytopia Optionholders, as the case may be;

(b)
prepare Scheme Booklet: prepare the Scheme Booklet in accordance with all applicable laws and in particular with the Corporations Act, Corporations Regulations, RG 60, RG 142 and the Listing Rules in regular consultation with, and considering in good faith the comments and suggested amendments of, YM as to the content and presentation of the Scheme Booklet. This consultation must extend to obtaining YM’s consent to the inclusion of the YM Information (not to be unreasonably withheld), and is subject to clause 6.7;

(c)
update Scheme Booklet: promptly update the Scheme Booklet with any information that arises after the Scheme Booklet has been despatched and until the date of the Scheme Meetings that is necessary to ensure that the Scheme Booklet does not contain any material statement that is false or misleading in a material respect including because of any material omission from that statement;

(d)
Independent Expert: promptly appoint the Independent Expert and provide all assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report for inclusion in the Scheme Booklet (including any Supplementary Independent Expert's reports);

(e)
Director’s recommendation: unless the Cytopia Board is entitled to change, withdraw or modify its recommendation by clause 6.8(b) and this remains the case following compliance with clause 6.8(c), include in the Scheme Booklet a statement by the Cytopia Board:

(1)	unanimously recommending that Cytopia Shareholders and Cytopia Optionholders vote in favour of the Share Scheme and the Option Scheme (as applicable), in the absence of any Superior Proposal;

(2)
that each Cytopia Board member intends to vote, or procure the voting of any Director Cytopia Shares (as applicable) held at the time of the Share Scheme Meeting, in favour of the Share Scheme at the Share Scheme Meeting; and

(3)
that each Cytopia Board member intends to vote, or procure the voting of any Cytopia Options which it controls at the time of the Option Scheme Meeting, in favour of the Option Scheme at the Option Scheme Meeting;

(f)	section 411(17)(b) statement: apply to ASIC for the production of a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Schemes;

(g)
lodgement of draft Scheme Booklet with ASIC: provide an advanced draft of the Scheme Booklet in a form reasonably acceptable to both parties to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act, and liaise with ASIC during the ASIC Review Period;

(h)
ASIC Review Period: during the ASIC Review Period, keep YM informed of any matters raised by ASIC in relation to the Scheme Booklet, and use reasonable endeavours, in co-operation with YM, to resolve any such matters;

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(i)
meeting of Directors of Cytopia: as soon as practicable after preparation of the final form of the Scheme Booklet, convene a meeting of the Cytopia Board for the purpose of approving the Scheme Booklet;

(j)	Court direction: apply to the Court for orders directing Cytopia to convene the Scheme Meetings;

(k)	Scheme Meetings: convene the Scheme Meetings to approve the Schemes, as directed by the Court;

(l)	despatch Scheme Booklet: despatch the Scheme Booklet, which complies with clause 6.3(b), in respect of the Schemes to the Cytopia Shareholders and Cytopia Optionholders;

(m)	Shareholder approval: seek the approval of Cytopia Shareholders for the Share Scheme;

(n)	Optionholder approval: seek the approval of Cytopia Optionholders for the Option Scheme;

(o)	Court approval: apply to the Court for orders approving the Schemes as approved by the Cytopia Shareholders and Cytopia Optionholders respectively at the Scheme Meetings;

(p)
lodge copy of Court order: lodge with ASIC an office copy of the Court order approving the Schemes on the day such office copy is received (or such later date as agreed in writing between the parties) and:

(1)
as soon as practicable thereafter, determine who are the Share Scheme Shareholders and Scheme Optionholders, and their entitlements to the Share Scheme Consideration and Option Scheme Consideration respectively as at the Record Date;

(2)	on the Implementation Date:

(A)	register all transfers of Cytopia Shares to YM;

(B)	cancel all Cytopia Options; and

(3)	do all other things contemplated by or necessary to lawfully give effect to the Schemes and the orders of the Court approving the Schemes;

(q)
access to information: provide to YM and its authorised representatives reasonable access to its and its subsidiaries’ employees, offices and other facilities, and to the books and records (including Cytopia’s share register), for the purpose of implementing the Transaction;

(r)
proxy information: between the date the Scheme Booklet is despatched and the day prior to the Scheme Meetings, on a daily basis, or otherwise as reasonably requested by YM, provide YM with details of proxies received in relation to the resolutions to be considered at the Scheme Meetings;

(s)
Cytopia Prescribed Event: between the date of this agreement and 5.00pm on the day before the Second Court Date, ensure that no Cytopia Prescribed Event occurs except in accordance with this agreement; and

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(t)
time of the essence: to the extent within the control of Cytopia, ensure that the Implementation Date occurs in accordance with the timing set out in the Timetable. Cytopia agrees the timing in the Timetable is of the essence and that a material breach of this clause 6.3(t) will entitle YM to terminate this agreement by written notice to Cytopia.

6.4	Cytopia Options

(a)
Cytopia must use commercially reasonable endeavours to ensure that each holder of a Cytopia Option agrees, on or before the date which is five Business Days before the ASIC Review Period, to the cancellation of all Cytopia Options held by that holder, with effect from the Implementation Date for the consideration described in clause 6.4(d), such agreement to be conditional only on:

(1)	the Share Scheme becoming Effective;

(2)	each holder of Cytopia Options agreeing to have their Cytopia Options cancelled; and

(3)
the grant by the ASX of a waiver from the requirement to obtain Cytopia shareholder approval under Listing Rule 6.23 for the cancellation of the Cytopia Options contemplated by this clause 6.4, or approval of Cytopia shareholders for the same being obtained.

(b)	Cytopia must use its best endeavours to obtain a waiver from the ASX of the requirement to seek shareholder approval for the cancellation of the Cytopia Options contemplated by this clause 6.4.

(c)
If all holders of Cytopia Options agree to the cancellation of their Cytopia Options as contemplated by this clause 6.4 prior to the First Court Date, the parties agree that, notwithstanding any other provision of this agreement:

(1)	Cytopia shall be released from any obligation to propound the Option Scheme or to take any step in pursuance thereof;

(2)	YM shall be released from any obligations it has in respect of the Option Scheme; and

(3)	without limiting the generality of the foregoing, clauses 3.1(c), 4.5, 4.6, 6.2(j), 6.3(a)(2), 6.3(a)(4), 6.3(e)(3) and 6.3(n) of this agreement shall cease to have any force or effect.

(d)
YM covenants in favour of Cytopia (in its own right and separately as trustee or nominee for each holder of Cytopia Options), that in consideration for the entry into an agreement described in clause 6.4(a), YM will take all necessary steps (including, but not limited to obtaining any necessary regulatory approvals) to enable it to grant to each holder of Cytopia Options on, and will grant to each holder of Cytopia Options (subject to regulatory approvals) on, or as soon as practicable after, the Implementation Date the number of YM stock options as is equal to the number of Cytopia Options held by a holder multiplied by the Exchange Ratio (disregarding any fraction of a YM stock option), where:

(1)
if the VWAP of YM Shares for the last 20 Trading Days prior to, but not including, the Effective Date (Relevant VWAP) is in the range of C$1.2905 to C$2.3966, the Exchange Ratio is 0.0852 YM Shares per Cytopia Share;

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(2)
if the Relevant VWAP is less than C$1.2905, then the Exchange Ratio is the number of YM Shares which is equal to C$9,309,879 divided by the Relevant VWAP which is then divided by the total number of Scheme Shares;

(3)
if the Relevant VWAP of YM Shares is greater than C$2.3966, then the Exchange Ratio is the number of YM Shares which is equal to C$17,289,776 divided by the Relevant VWAP which is then divided by the total number of Scheme Shares;

(4)	the exercise price of each YM Option issued will be equal to the exercise price of the Cytopia Option (in relation to which the YM Option is issued) divided by the Exchange Ratio;

(5)	the vesting date(s) of each YM Option issued will be substantially the same as those applicable to the Cytopia Option (in relation to which the YM Option is issued); and

(6)	the terms of the YM Options issued will otherwise be governed by the rules of the YM stock option plan at the time of issue.

6.5	Conduct of business

(a)
Other than with the prior approval of YM (which may be withheld at its absolute discretion) from the date of this agreement up to and including the Implementation Date, Cytopia and each of its Related Bodies Corporate:

(1)	must conduct their respective businesses in the ordinary course of business and consistent with past practice;

(2)	must not issue any shares or grant an option over shares, or agree to make such an issue or grant such an option;

(3)
must make all reasonable commercial efforts to keep available the services of their officers and employees and preserve their relationships with customers, suppliers, licensors, licensees and others having business dealings with Cytopia and any subsidiary of Cytopia;

(4)
must use its reasonable commercial efforts to maintain insurance on and in respect of its material assets in like kind to, and in an amount substantially equivalent to the amount of insurance in respect of such assets in effect on the date of this agreement;

(5)	must promptly inform YM of the full particulars of:

(A)	any material request of any Government Agency for any amendment to Cytopia’s public disclosure;

(B)
any material request of any Government Agency for information on the business, operations, financial condition or assets of Cytopia or any material third party complaints, investigations or hearings (or investigations indicating that the same may be contemplated) to the extent that it relates to, or could affect, Cytopia or a subsidiary of Cytopia or any of their assets;

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(C)	any price or information query or other correspondence from the ASX in relation to Cytopia’s compliance with its continuous disclosure obligations or the trading of Cytopia Shares; or

(D)
the issuance by any Government Agency of any order to cease or materially change any material business, operations or assets of Cytopia or its subsidiaries or the institution or threat of institution of any proceedings for that purpose;

(6)	must:

(A)
use its reasonable commercial efforts to preserve intact the business and goodwill of Cytopia and it and its subsidiary’s business and to maintain satisfactory relationships with creditors, suppliers, distributors, customers and others having business relationships with Cytopia;

(B)
not take any action that would render, or that reasonably may be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in this agreement untrue at any time prior to the Share Scheme becoming Effective; and

(C)	promptly notify YM in writing of any Cytopia Material Adverse Change or Cytopia Prescribed Event;

(7)
must file, prosecute (including conducting opposition proceedings) and maintain the Patent Rights in a manner consistent with past practice and in a manner consistent with ensuring there is no Cytopia Material Adverse Change.

(b)
From the date of this agreement up to and including the Implementation Date, Cytopia must not, and must procure its subsidiaries do not (other than if required by this agreement or either of the Schemes or if YM has provided its prior written consent (which may be withheld at its absolute discretion, except in relation to those matters that arise in the ordinary course of business in which case YM's consent must not be unreasonably withheld or delayed)):

(1)
acquire or dispose of, or agree to acquire or dispose of, or offer, propose, announce a bid or tender for, any business, assets, entity or undertaking, or make any other capital expenditure, the value of which exceeds $100,000;

(2)	enter into any contract or commitment requiring payments by Cytopia and its subsidiaries taken as a whole in excess of $100,000 or any other onerous or long term contract or commitment;

(3)	materially modify or amend or terminate any Cytopia Material Contract or waive any material third party default of a Cytopia Material Contract;

(4)	accept as a settlement or compromise of a material matter less than the full compensation due to Cytopia or a subsidiary of Cytopia;

(5)	make any change to their constitution;

(6)
enter into or amend any employment, consulting, severance or similar agreement or arrangement with officers, directors or other executives of Cytopia or a subsidiary of Cytopia or otherwise materially increase compensation or benefits for any of the above other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this agreement;

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(7)	enter into any enterprise bargaining agreement other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this agreement;

(8)	take or omit to take action which would result in a breach of law material to Cytopia or its subsidiaries;

(9)
license, sell or otherwise give any Third Party rights under any of the material Intellectual Property that Cytopia or a subsidiary of Cytopia owns or has a right to use, other than in the ordinary course of business or pursuant to contractual requirements in effect on the date of this agreement;

(10)	amend in any material respect any arrangement with any financial adviser in respect of the transactions contemplated by this agreement;

(11)	change any accounting policy applied by them to report their financial position;

(12)
commence, settle or compromise any litigation or other claim or proceedings with any party, make or rescind any election relating to taxes except to the extent consistent with prior practice, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, file any amended tax return or claim for refund, change any method of accounting or make any other material change in its tax policies, except as required by applicable law; or

(13)
repay, other than in the ordinary course of business any outstanding indebtedness, or  discharge any obligations (including accounts payable) other than obligations discharged on a timely basis in the ordinary course of business consistent with past practice.

(c)
Other than with the prior approval of Cytopia (which approval must not be unreasonably withheld or delayed) from the date of this agreement up to and including the Implementation Date, YM and each of its Related Bodies Corporate:

(1)	must conduct their respective businesses in the ordinary course of business and consistent with past practice;

(2)	must promptly inform Cytopia of the full particulars of:

(A)	any material request of any Government Agency for any amendment to YM’s public disclosure;

(B)
any material request of any Government Agency for information on the business, operations, financial condition or assets of YM or any material third party complaints, investigations or hearings (or investigations indicating that the same may be contemplated) to the extent that it relates to, or could affect, YM or a subsidiary of YM or any of their assets;

(C)	any price or information query or other correspondence from NYSE Amex or TSX in relation to YM’s compliance with its continuous disclosure obligations or the trading of YM Shares; or

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(D)
the issuance by any Government Agency of any order to cease or materially change any material business, operations or assets of YM or its subsidiaries or the institution or threat of institution of any proceedings for that purpose;

(3)	must:

(A)
not take any action that would render, or that reasonably may be expected to render, any representation or warranty (except any representation and warranty which speaks solely as of a date prior to the occurrence of such action) made by it in this agreement untrue at any time prior to the Share Scheme becoming Effective; and

(B)	promptly notify Cytopia in writing of any YM Material Adverse Change or YM Prescribed Event;

(d)
From the date of this agreement up to and including the Implementation Date, YM must not, and must procure its subsidiaries do not (other than if required by this agreement or if Cytopia has provided its prior written consent, not to be unreasonably withheld or delayed):

(1)	make any material change to their articles and bylaws;

(2)	take any action which would result in, or omit to take any action to prevent, a breach of law material to YM or its subsidiaries or a YM Prescribed Event or YM Material Adverse Change; and

(3)
license, sell or otherwise give any Third Party rights under any of the material Intellectual Property that YM or a subsidiary of YM owns or has a right to use, other than in the ordinary course of business or pursuant to contractual requirements in effect on the date of this agreement.

6.6	Appointment of directors

(a)	Cytopia must, as soon as practicable:

(1)
after the Share Scheme becomes Effective, take all actions within its power and control which are necessary to cause the appointment of that number of nominees of YM to the Cytopia Board which gives those nominees acting together control of the Cytopia Board; and

(2)	after the Share Scheme Consideration has been paid:

(A)	ensure (so far as it is within its power and control to do so) that all directors on the Cytopia Board other than the YM nominees resign; and

(B)
ensure (so far as it is within its power and control to do so) that all directors of Cytopia’s Related Bodies Corporate resign or otherwise cease to be directors, and nominees of YM are appointed in their place.

(b)
YM must, as soon as practicable after the Share Scheme becomes Effective , take all actions necessary to cause the appointment of one non-executive nominee of Cytopia to be agreed with YM, acting reasonably, to the board of YM.

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6.7	Content of Scheme Booklet

(a)	The parties agree that the Scheme Booklet will contain statements to the effect that:

(1)	Cytopia is responsible for the content of the Scheme Booklet other than, to the maximum extent permitted by law, the YM Information and the Independent Expert’s Report; and

(2)
subject to paragraph (c) below and provided it has consented to the form and content of the information in accordance with clause 6.3(b), YM is responsible for the YM Information (and no other part of the Scheme Booklet).

(b)	If the parties disagree on the form or content of the Scheme Booklet:

(1)	they must consult in good faith to try to settle an agreed form of the Scheme Booklet; and

(2)	failing agreement within 5 Business Days, the dispute must be referred to the chairmen of Cytopia and YM.

(c)
If within 5 Business Days of referral to the chairmen there is still no agreement between the parties, the final form and content of the Scheme Booklet shall be determined by Cytopia, acting reasonably and if YM disagrees with such final form and content:

(1)	Cytopia must include a statement to that effect in the Scheme Booklet; and

(2)
if Cytopia’s concerns relate to YM Information, Cytopia must include a statement that YM takes no responsibility for the relevant form or content to the extent that the YM disagrees with the final form and content.

6.8	Cytopia Board recommendation

(a)
Subject to clause 6.8(b), Cytopia must procure (so far as it is within its power and control to do so) that the Cytopia Board unanimously recommend that Cytopia Shareholders and Cytopia Optionholders vote in favour of:

(1)	the Schemes in the absence of a Superior Proposal; and

(2)	all of the resolutions in the Scheme Booklet,

        at the Scheme Meetings and the Scheme Booklet must include a statement by the Cytopia Board to that effect.

(b)
Cytopia must procure (so far as it is within its power and control to do so) that the Cytopia Board collectively, and the members of the Cytopia Board individually, give the recommendation set out in clause 6.8(a) and do not change, withdraw or modify its or their recommendation in favour of a Scheme unless:

(1)	the Cytopia Board has first obtained written external legal advice that the Cytopia Directors, by virtue of their fiduciary duties, are required to change, withdraw or modify the recommendation;

(2)
in respect of the recommendation to Cytopia Shareholders to vote in favour of the Share Scheme only, in the Independent Expert's Report or any Supplementary Independent Expert's Reports, the Independent Expert does not opine that the Share Scheme is in the best interests of Cytopia Shareholders;

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7 Representations and undertakings

(3)
in respect of the recommendation to Cytopia Optionholders to vote in favour of the Option Scheme only, in the Independent Expert's Report or any Supplementary Independent Expert's Reports, the Independent Expert does not opine that the Option Scheme is in the best interests of Cytopia Optionholders;

(4)	YM has materially breached any provision of this agreement, including if any YM Information or any representation by YM in clause 7.1 is or becomes materially misleading; or

(5)	a Superior Proposal is announced which, at the conclusion of the period prescribed by clause 10.4(c), remains a Superior Proposal.

(c)	If the Cytopia Board proposes to change its recommendation in accordance with clause 6.8(b):

(1)
Cytopia must notify YM in writing not less than three Business Days before Cytopia Board, or one or more Cytopia Directors, announces a change, withdrawal or modification recommendation, that such a change, withdrawal or modification to the recommendation is to occur; and

(2)	the parties must consult in good faith to consider and determine whether the recommendation in place at that time can be maintained.

6.9	Conduct of Court proceedings

(a)	Cytopia and YM are entitled to separate representation at all Court proceedings affecting the Transaction.

(b)	This agreement does not give Cytopia or YM any right or power to give undertakings to the Court for or on behalf of the other party without that party’s consent.

(c)
Cytopia and YM must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this agreement.

7	Representations and undertakings

7.1	YM’s representations

(a)
YM represents and warrants to Cytopia (in its own right and separately as trustee or nominee for each of the other Cytopia Indemnified Parties) each of the matters set out in clause 7.1(b) as at the date of this agreement and as at 5:00pm on the day prior to the Second Court Date as though made on and as of that time except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of that date).

(b)	YM represents and warrants to Cytopia (in its own right and separately as trustee or nominee for each of the other Cytopia Indemnified Parties) that:

(1)
the YM Information provided to Cytopia for inclusion in the Scheme Booklet will be true and complete, and provided in good faith and with reasonable care, and on the understanding that each of the Cytopia Indemnified Parties will rely on that information to prepare the Scheme Booklet and to propose and implement the Schemes in accordance with the Corporations Act;

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(2)
the YM Information provided under clause 6.2(a) in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Cytopia Shareholders, will not contain any statement which is materially misleading or deceptive including by way of omission from that statement;

(3)	YM and each of its subsidiaries are validly existing corporations registered under the laws of their respective places of incorporation;

(4)
YM is, and each of its subsidiaries are, duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary;

(5)
YM, and each of its subsidiaries, are materially in compliance with all laws applicable to the operation of their businesses and have all licences, permits, authorisations or approvals of, and have obtained all required registrations with, any Government Agency that are material to the conduct of its business;

(6)
YM will, as a continuing obligation, provide to Cytopia all further or new information which arises after the Scheme Booklet has been despatched until the date of the Scheme Meetings which is necessary to ensure that there would be no breach of clause 7.1(b)(2) if it applied as at the date on which that information arose;

(7)	the execution and delivery of this agreement has been properly authorised by all necessary corporate action of YM;

(8)	YM has full corporate power and lawful authority to execute, deliver and perform this agreement;

(9)
this agreement does not conflict with or result in the breach of or default under any provision of YM’s articles, memorandum of association or bylaws or any material term or provision of any  agreement or any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it is bound;

(10)	as at the date of this agreement, there are:

(A)	58,216,309 YM Shares on issue; and

(B)	7,201,115YM Options on issue,

and there are no other shares, options, performance rights, warrants or convertible instruments (or offers or agreements to issue any of the foregoing) which are still outstanding and may convert into YM Shares or shares in any Related Body Corporate of YM, other than set out above;

(11)	in respect of the YM Material Contracts:

(A)
YM has provided Cytopia with true and correct copies of all YM Material Contracts (or descriptions thereof, in the case of oral contracts) which were entered into or in force at any time during the period of 2 years prior to the date of this agreement;

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(B)	each YM Material Contract (or description) sets forth the entire agreement and understanding between YM and the other parties thereto; and

(C)	so far as YM is aware, each YM Material Contract is valid, binding and in full force and effect;

(12)
YM's consolidated financial statements for the period ended 30 June 2009 have been prepared in accordance with the requirements of laws of Ontario and any other applicable laws and accounting standards and give a true and fair view of the financial position of YM and its subsidiaries as at 30 June 2009 and of the performance for the period to 30 June 2009, and so far as YM is aware, there has not been any material adverse change in the financial position or performance of YM since 30 June 2009;

(13)
other than as included in its consolidated financial statements for the period ended 30 June 2009, YM has no material liabilities or obligations of any nature (whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for liabilities arising in the ordinary course of business;

(14)	YM is not unable to pay its liabilities as they become due and the realisable value of YM's assets is not less than its liabilities;

(15)
YM is a "reporting issuer" or equivalent and not in default under applicable securities laws in each of the provinces of Canada in which such concept exists, and is not in default of any material requirements of any securities laws;

(16)
no delisting, suspension of trading in or cessation of trading with respect to any securities of YM, and, to the knowledge of YM, no inquiry, investigation (formal or informal) of any regulatory securities authority, is pending, in effect or threatened to be implemented or undertaken;

(17)
the documents filed by YM on SEDAR comply as filed or furnished, or shall comply when filed or furnished, in all material respects with the requirements of applicable securities laws, and did not at the time filed with or furnished to, and shall not at any time filed with or furnished to, securities authorities, contain any untrue statement of a material fact or omit a statement of a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; and

(18)
there are no actions, suits, other legal, administrative or arbitration proceedings or, to the knowledge of YM, government investigations commenced or threatened, at law or in equity or before or by any court or other governmental authority and which involve or affect YM, its securities or assets, including, without limitation, the title to, or ownership of, any material assets and, to the best of the knowledge, information and belief of YM, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success that would reasonably be expected to constitute a YM Material Adverse Change.

7.2	YM’s indemnity

YM agrees with Cytopia (in its own right and separately as trustee or nominee for each of the other Cytopia Indemnified Parties) to indemnify and keep indemnified the Cytopia Indemnified Parties from and against any claim, action, damage, loss, liability, cost, expense, payment or other outgoings of whatever nature and however arising which any of the Cytopia Indemnified Parties (in their capacity as directors and officers of Cytopia or its Related Bodies Corporate only) may suffer, incur or be liable for arising out of:

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(a)	any breach of any of the representations and warranties in clause 7.1;

(b)
any of the YM Information contained in the Scheme Booklet, as at the date on which the Scheme Booklet is dispatched to Cytopia Shareholders and Cytopia Optionholders, containing any statement which is false, misleading or deceptive whether in content or by omission;

(c)	any breach by YM of any covenant or undertaking on the part of YM under this agreement or the Deed Poll; or

(d)
Cytopia having proposed, and Cytopia Indemnified Parties having recommended, the Schemes to Cytopia Shareholders and Cytopia Optionholders in reliance on the YM Information and YM's representations in clause 7.1.

7.3	Cytopia’s representations

(a)
Cytopia represents and warrants to YM (in its own right and separately as trustee or nominee for each of the other YM Indemnified Parties) each of the matters set out in clause 7.3(b) as at the date of this agreement and as at 5:00pm on the day prior to the Second Court Date as though made on and as of that time except to the extent any such representation or warranty expressly relates to an earlier date (in which case as of that date).

(b)	Cytopia represents and warrants to YM (in its own right and separately as trustee or nominee for each of the other YM Indemnified Parties) that:

(1)
no information (other than the YM Information) contained in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Cytopia Shareholders and Cytopia Optionholders, will contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

(2)	the execution and delivery of this agreement has been properly authorised by all necessary corporate action of Cytopia;

(3)	Cytopia and each of its subsidiaries are validly existing corporations registered under the laws of their places of incorporation;

(4)
it, and each of its subsidiaries are, duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary;

(5)	Cytopia has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement;

(6)
this agreement does not conflict with or result in the breach of or default under any provision of Cytopia’s constitution or any material term or provision of any agreement or any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it is bound;

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(7)
Cytopia has complied in all material respects with its continuous disclosure obligations under Listing Rule 3.1 and, other than for this Transaction, it is not relying on the carve-out in Listing Rule 3.1 to withhold any material information from public disclosure;

(8)	as at the date of this agreement, there are:

(A)	84,691,304 Cytopia Shares on issue;

(B)	5,792,000 Cytopia Options on issue; and

(C)	2,288,451 Cytopia Partly-Paid Shares on issue,

and neither Cytopia, nor any of its Related Bodies Corporate, have issued any other securities, options, or instruments which are still outstanding and may convert into Cytopia Shares or shares in any Related Body Corporate of Cytopia, other than as set out above;

(9)
it, and each of its subsidiaries, are materially in compliance with all laws applicable to the operation of their businesses and have all licenses, permits, authorisations or approvals of, and has obtained all required registrations with any Government Agency that are material to the conduct of its businesses;

(10)
the change in ownership that will occur if the Share Scheme and the Option Scheme are implemented will not give any Third Party the right to terminate any Cytopia Material Contract, for any Government Agency to revoke any licence held by Cytopia or its subsidiaries, or adversely effect any Intellectual Property rights of Cytopia or its subsidiaries in existence at the date of this agreement;

(11)	in respect of the Cytopia Material Contracts:

(A)
Cytopia has provided YM with true and correct copies of all Cytopia Material Contracts (or descriptions thereof, in the case of oral contracts) which were entered into or in force at any time during the period of 2 years prior to the date of this agreement;

(B)	each Cytopia Material Contract (or description) sets forth the entire agreement and understanding between Cytopia and the other parties thereto;

(C)	so far as Cytopia is aware, each Cytopia Material Contract is valid, binding and in full force and effect;

(D)
there is no event or condition which has occurred or exists which constitutes or which, with or without notice, the happening of any event and/or the passage of time, could constitute a material default or breach under any such Cytopia Material Contract by Cytopia or, to the knowledge of Cytopia, any other party thereto, or could cause the acceleration of any obligation or loss of any rights of any party thereto or give rise to any right of termination or cancellation thereof; and

(E)	Cytopia has no reason to believe that the parties to any Cytopia Material Contract will not fulfil their obligations thereunder in all material respects;

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(12)	the minute books of Cytopia are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders;

(13)
each of the current and former employees and consultants of Cytopia have executed a confidentiality agreement which contains an assignment of inventions to Cytopia, and Cytopia either owns, or is licensed or otherwise possesses legally enforceable rights to use, all material patents, trademarks, trade names, domain names, service marks, copyrights and all other material Intellectual Property, all material applications for and registrations of such patents, trademarks, trade names, domain names, service marks, copyrights, and all material processes, formulae, methods, schematics, technology, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of Cytopia as currently conducted;

(14)	Cytopia’s:

(A)
consolidated financial statements for the year ended 30 June 2009 have been prepared in accordance with the requirements of the Corporations Act and any other applicable laws and accounting standards and give a true and fair view of the financial position of Cytopia and its subsidiaries as at 30 June 2009 and of the performance for the period to 30 June 2009; and

(B)	final report for the year ended 30 June 2009 is accurate in all material respects,

and so far as Cytopia is aware, there has not been any material adverse change in the financial position or performance of Cytopia since 30 June 2009;

(15)
all material reports, information statements, elections and returns relating to, or required to be filed in connection with, any taxes required to be filed by or on behalf of Cytopia on or before the Implementation Date have been duly filed on a timely basis and such returns are true, complete and correct in all material respects and Cytopia has duly and timely withheld and paid all taxes (except to the extent immaterial, individually or in the aggregate), including all instalments on account of taxes for the current year, that are due and payable by it on or before such date whether or not assessed and whether or not shown on any return;

(16)
adequate provision has been made on the consolidated financial statements of Cytopia for amounts at least equal to the amount of all taxes assessed and all taxes owing by Cytopia that are not yet due and payable and that relate to periods ending on or prior to the date of this agreement;

(17)
other than as included in its consolidated financial statements for the year ended 30 June 2009, Cytopia has no material liabilities or obligations of any nature, (whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for liabilities arising in the ordinary course of business;

(18)
Cytopia or its subsidiaries are not unable to pay their liabilities as they become due and the realisable value of Cytopia’s (and each of its subsidiary’s) assets are not less than their respective liabilities;

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(19)
other than as disclosed to YM, Cytopia has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission, financial advisory fees or other similar forms of compensation with respect to the transactions contemplated by this agreement; and

(20)
there are no actions, suits, other legal, administrative or arbitration proceedings or, to the knowledge of Cytopia, government investigations commenced or threatened, at law or in equity or before or by any court or other governmental authority and which involve or affect Cytopia, its securities or assets, including, without limitation, the title to, or ownership of, any material assets and, to the best of the knowledge, information and belief of Cytopia, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success that would reasonably be expected to have a Cytopia Material Adverse Change.

7.4	Cytopia’s indemnity

Cytopia agrees with YM (in its own right and separately as trustee or nominee for each of the other YM Indemnified Parties) to indemnify and keep indemnified the YM Indemnified Parties from and against any claim, action, damage, loss, liability, cost, expense, payment or other outgoings of whatever nature and however arising which any of the YM Indemnified Parties (in their capacity as directors and officers of YM or its Related Bodies Corporate only) may suffer, incur or be liable for arising out of:

(a)	any breach of any of the representations and warranties in clause 7.3;

(b)
any of the information contained in the Scheme Booklet (other than the YM Information or the Independent Expert Report), as at the date on which the Scheme Booklet is dispatched to Cytopia Shareholders and Cytopia Optionholders, containing any statement which is false, misleading or deceptive whether in content or by omission; or

(c)	any breach by Cytopia of any covenant or undertaking on the part of Cytopia under this agreement of the Deed Poll.

7.5	Survival of representations

Each representation and warranty in clauses 7.1 and 7.3:

(a)	is severable;

(b)	survives the termination of this agreement;

(c)	is given with the intention that liability under it is not confined to breaches which are discovered before the date of termination of this agreement; and

(d)	is given subject to, and qualified by, all facts and matters which have been fully and fairly disclosed prior to the date of this agreement by:

(1)	in the case of clause 7.1, YM to Cytopia or SEDAR; and

(2)	in the case of clause 7.3, Cytopia to YM or ASX.

7.6	Survival of indemnities

Each indemnity in this agreement (including those in clauses 7.2 and 7.4):

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(a)	is severable;

(b)	is a continuing obligation;

(c)	constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this agreement;

(d)	survives the termination of this agreement; and

(e)	is subject to and must be read down to the extent necessary to ensure that there is no breach of the Corporations Act or Canadian law.

7.7	Release of officers and directors

(a)
Subject to section 199A of the Corporations Act, none of the directors, officers or employees of Cytopia will be liable to YM, any YM Indemnified Parties or Cytopia for anything done or purported to be done in connection with the Schemes or any transaction contemplated by this agreement, save that nothing in this clause shall exempt any such person from any liability that may arise from wilful misconduct, fraud or bad faith on the part of such a person. Cytopia receives and holds the benefit of this release on trust for its directors, officers and employees.

(b)
Subject to any restriction imposed by law, none of the directors, officers or employees of YM will be liable to Cytopia or any Cytopia Indemnified Parties for anything done or purported to be done in connection with the Schemes or any transaction contemplated by this agreement, save that nothing in this clause excludes any liability that may arise from wilful misconduct, fraud or bad faith on the part of such a person. YM receives and holds the benefit of this release on trust for its directors, officers and employees.

8	Public announcement

8.1	Announcement of Schemes

Immediately after the execution of this agreement, Cytopia and YM must issue public announcements including the unanimous recommendation by the directors of Cytopia to Cytopia Shareholders and Cytopia Optionholders that the Schemes be approved referred to in clause 6.3(a).

8.2	Public announcement and submissions

(a)
Subject to clause 8.3, no public announcement in connection with this agreement, the Scheme Booklet or the Schemes may be made other than in a form approved by both parties, not to be unreasonably withheld or delayed.

(b)	No submission for any Regulatory Approval under this agreement may be made by one party without reasonable consultation with the other party.

(c)	Each party must use all reasonable endeavours to provide the approval and constructively participate in the consultation contemplated by clauses 8.2(a) and 8.2(b) as soon as practicable.

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8.3	Required disclosure

If a party is required by law or the Listing Rules to make any announcement or disclosure relating to any matter the subject of this agreement or the Scheme Booklet, it may do so only after it has given the other party at least three Business Days notice (or any lesser period of notice required or permitted by the effect of a legal obligation), but in any event prior notice must be given to the other party and the party must consult to the fullest extent possible with the other party regarding the form and content of the announcement or disclosure.

9	Confidentiality

9.1	Confidentiality Agreement

(a)	YM acknowledges and agrees that it continues to be bound by the Confidentiality Agreement in respect of all information received by it from the other party before or after the date of this agreement.

(b)	Cytopia agrees to be bound by the provisions of the Confidentiality Agreement as if it were a party to that agreement.

(c)	YM and Cytopia agree, and Cytopia agrees to procure Cytopia Research Pty Ltd agrees, that:

(1)	the meaning of “Purpose” in the Confidentiality Agreement extends to investigating and assessing whether or not YM and Cytopia will pursue the transactions contemplated by this agreement; and

(2)
the meaning of “Confidential Information” in the Confidentiality Agreement extends to information relating to a party that is provided to another party under the terms of, or for the purposes of the transactions contemplated by, this agreement; and

(3)	to the extent of any inconsistency between the Confidentiality Agreement and this agreement, the terms of this agreement shall prevail.

9.2	Survival of obligations

The rights and obligations of the parties under the Confidentiality Agreement survive termination of this agreement.

9.3	Takeover bid

Despite any provision of the Confidentiality Agreement, YM is not precluded from making a takeover bid for Cytopia provided that:

(a)	a Competing Proposal has been publicly announced;

(b)	the value of the takeover bid consideration is not less than the value of the Share Scheme Consideration; and

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(c)
YM's Bidder's Statement or other public disclosures must not contain any confidential or commercially sensitive information of or in respect of Cytopia, except with Cytopia's prior written consent or as required by any necessarily applicable laws.

10	No-talk and no-shop obligation

10.1	No solicitation

During the No-Shop Period, Cytopia must ensure that neither it nor any of its employees, officers or agents directly or indirectly solicit, encourage (including by way of providing information concerning Cytopia to any person), initiate or participate in any negotiations or discussions, or communicate any intention to do any of these things, in respect of or in response to any expression of interest, offer or proposal by any person or persons other than YM to enter into, or otherwise effect or pursue, a Competing Transaction.

10.2	Fiduciary carve out

Clauses 10.1, 10.3 and 10.4 do not require Cytopia to do, or refrain from doing, any thing with respect to a Competing Transaction (which was not solicited in breach of clause 10.1) which:

(a)
would, in the opinion of the Cytopia Board determined in good faith (after receiving the written advice of any major Australian law firm or senior counsel), be likely to involve a breach of the fiduciary duties owed by any Cytopia director;

(b)	would otherwise be unlawful; or

(c)	would prevent either party continuing to make normal presentations to brokers, portfolio investors and analysts in the ordinary course of business.

10.3	Notification of approaches

During the No-Shop Period, Cytopia must notify YM promptly in writing if it becomes aware of:

(a)	any:

(1)	negotiations or discussions;

(2)
approach or attempt to initiate any negotiations or discussion (including any request for information relating to Cytopia, any subsidiary of Cytopia or any of their businesses or operations that Cytopia has reasonable grounds to suspect may relate to a current or future Competing Transaction); or

(3)	intention to make such an approach or attempt to initiate any negotiations or discussions,

in respect of any expression of interest, offer or proposal of a kind referred to in clause 10.1; or

(b)	any breach of clause 10.1 or this clause 10.3.

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A notice given under this clause 10.3 must set out all relevant details of the relevant event, including the identity of the person or persons taking any action referred to in clause 10.3(a)(1) or 10.3(a)(2), and the terms and conditions of any Competing Transaction or any proposed Competing Transaction (to the extent known).

10.4	Acting on Competing Transaction

During the No-Shop Period, Cytopia may only enter into any legally binding agreement in relation to a Competing Transaction, and Cytopia Board may only publicly recommend a Competing Transaction, if:

(a)	Cytopia gives YM a notice under clause 10.3;

(b)	the Cytopia Board, acting in good faith, determines:

(1)	after consultation with its financial advisors, that the Competing Transaction is a Superior Proposal (taking into account all aspects of the Competing Transaction and the Transaction); and

(2)	after receiving legal advice from its external advisers, that the Cytopia Board is required to respond to the Competing Transaction in order to comply with its fiduciary or statutory obligations; and

(c)	Cytopia has given YM three Business Days to negotiate amendments to this agreement and the Share Scheme for the purpose of making the Share Scheme a superior transaction to the Superior Proposal,

for the avoidance of doubt, any such public recommendation of a Competing Transaction will trigger an obligation on Cytopia to pay to YM the amount referred to in clause 11.4, subject to clause 11.5.

10.5	No due diligence

Without limiting the general nature of clause 10.1, during the No-Shop Period, Cytopia must not:

(a)	permit any party (other than YM or its agents) to undertake due diligence investigations on Cytopia or any of its subsidiaries where to do so would involve a breach of clause 10.1; or

(b)
make available to any other person (other than YM or its Representatives) or permit any such person to receive any non-public information relating to YM or any of its subsidiaries where to do so would involve a breach of clause 10.1, unless

(1)	permission or disclosure is in relation to a Competing Transaction; and

(2)
the Cytopia Board, acting in good faith, determines, after consultation with its financial advisors, that the Competing Transaction is a Superior Proposal (taking into account all aspects of the Competing Transaction and the Transaction); and

(3)	Cytopia has given a notice in compliance with clause 10.3.

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This clause 10.5 does not prevent Cytopia providing information to ASX or Cytopia’s auditors and advisers acting in that capacity in the ordinary course of business or to otherwise effect the Transaction.

10.6	Equal access to information

If Cytopia or any of its subsidiaries (or any director, officer, employee, or adviser of Cytopia or a subsidiary) provides any information relating to Cytopia, any of its subsidiaries or any of their business or operations to any person in connection with or for the purposes of a current or future Competing Transaction, it must promptly provide to YM a complete copy of that information if it has not already done so.

10.7	Warranty and representation

Cytopia represents and warrants to YM that, as at the date of this agreement:

(a)
no agreement, arrangement or understanding exists between Cytopia (or any subsidiary of Cytopia) and any Third Party in relation to any expression of interest, offer or proposal of the kind referred to in clause 10.1; and

(b)
none of Cytopia, any subsidiary of Cytopia, or any director, officer, employer or adviser of any of them is participating, directly or indirectly, in any discussions or negotiations with a Third Party that concern, or that could reasonably be expected to lead to a Competing Transaction.

11	Payment of costs

11.1	Background

(a)
Cytopia and YM believe the Schemes will provide significant benefits to Cytopia, YM and their respective shareholders and acknowledge that, if the Transaction is not implemented, both parties will have incurred significant costs and other losses of the kind described in clause 11.2 without reaping such benefits.

(b)	In these circumstances, Cytopia and YM:

(1)	have requested that provision be made in this agreement for the payments outlined in clauses 11.3 and 11.4, without which the parties would not have entered into this agreement; and

(2)	believe it is appropriate to agree to the payment which it agrees to make under this clause 11 in order to secure the participation of the other party in the Schemes.

(c)
Cytopia and YM each acknowledge that the amount it has agreed to pay under this clause 11 is an amount which is appropriate to compensate the other party for their reasonable external and internal costs and opportunity costs in connection with the Schemes.

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11.2	Costs incurred by YM and Cytopia

(a)	The fees payable under clauses 11.3 and 11.4 have been calculated to reimburse YM and Cytopia (as the case may be) for the following:

(1)	fees for legal and financial advice in planning and implementing the Transaction;

(2)	fees for specialist advisers necessary to undertake technical and scientific analysis in respect of Cytopia’s technology;

(3)	reasonable opportunity costs incurred in engaging in the Transaction or in not engaging in other alternative acquisitions, capital raisings or strategic initiatives;

(4)	costs of management and directors’ time in planning and implementing the Transaction;

(5)	out of pocket expenses incurred in planning and implementing the Transaction;

(6)	any damage to YM’s or Cytopia’s reputation associated with a failed transaction;

(7)	costs as a result of losses sustained on hedges and other derivative instruments taken out in order to manage risks associated with the shareholding expected to be acquired under the Transaction;

(8)	losses associated with any damage to YM’s or Cytopia’s goodwill with its customers, suppliers or employees; and

(9)	in respect of YM, costs of planning the merging of the businesses of YM and Cytopia, including head offices, manufacturing facilities, marketing services, IT and other business systems,

in each case, incurred by YM or Cytopia directly or indirectly as a result of having entered into this agreement and pursuing the Transaction.

(b)	The parties acknowledge that:

(1)
the amount of fees, costs and losses referred to in this clause 11.2 is inherently unascertainable and that, even after termination of this agreement, the costs will not be able to be accurately ascertained; and

(2)
the amount of the costs payable under clauses 11.3 and 11.4 are genuine and reasonable pre-estimates of those fees, costs and losses (it being acknowledged by the parties that the costs would most likely be in excess of these amounts).

11.3	Payment of reimbursable costs by YM to Cytopia

(a)	Subject to clause 11.5:

(1)	if YM is in material breach of any provision of this agreement, and Cytopia terminates this agreement as a result of such breach; or

(2)	if:

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(A)
the TSX or any other regulatory authority requires YM to obtain shareholder approval in order for it to undertake anything contemplated by the Schemes, or any of its other obligations under this agreement; and

(B)	the required resolutions are not recommended by the YM Board, or after having been recommended, such recommendation is withdrawn or qualified; and

(C)	this agreement is terminated pursuant to clause 3.4(b) as a result of the condition in clause 3.1(d) not being satisfied or waived by YM,

then YM must reimburse Cytopia for the costs referred to in clause 11.2 by payment of the sum of $500,000 in accordance with this clause 11.3.

(b)
YM must pay Cytopia the amount claimed under clause 11.3(a) within 5 Business Days after receipt by YM of a demand for payment from Cytopia unless a finding has been made by a court, Takeovers Panel, regulatory authority or tribunal as described in clause 11.5, or an application has been made to such a body seeking such a finding.

(c)
YM’s obligation to make the payment referred to in this clause 11.3 will be satisfied by the payment of the relevant amount in immediately available funds to the account nominated by Cytopia for the purposes of this clause.

11.4	Payment of reimbursable costs by Cytopia to YM

(a)	Subject to clause 11.5, if YM terminates this agreement under clause 5.1 because:

(1)	Cytopia is in material breach of any provision of this agreement;

(2)	any director of Cytopia:

(A)	makes a public statement that withdraws or qualifies his or her support or recommendation of a Scheme; or

(B)	recommends or promotes a Competing Transaction at any time prior to the Scheme Meetings being held,

          other than as a result of:

(C)
the Independent Expert, in the Independent Expert’s Report or any Supplementary Independent Expert’s Report, opining that the Share Scheme is not in the best interests of Cytopia Shareholders (except where the Independent Expert has so opined because of an alternative transaction for Cytopia being announced or proposed); or

(D)	YM being in material breach of any provision of this agreement; or

(E)	the occurrence of a YM Prescribed Event or a YM Material Adverse Change; or

(F)	any YM Information or any representation by YM in clause 7.1 is or becomes false, misleading or deceptive whether in content or by omission; or

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12 Standstill

(G)	the breach or non-fulfilment by the End Date of any of the conditions precedent in clauses 3.1(a), 3.1(d), 3.1(e), 3.1(g) and 3.1(n); or

(3)
a person other than YM (or its associates) makes a Competing Transaction at any time prior to the Scheme Meetings being held, and such transaction is completed, on or before the date which is nine months after the date of this agreement, provided that in respect of a Competing Transaction which is a takeover offer, “completed” means the person making the offer has voting power of 50% or more in Cytopia and the offer is free from defeating conditions, then Cytopia must reimburse YM for the costs referred to in clause 11.2 by payment of the sum of $500,000 in accordance with this clause 11.4.

(b)
Cytopia must pay YM the amount claimed under this clause 11.4 within 5 Business Days after receipt by Cytopia of a demand for payment from YM unless a finding has been made by a court, Takeovers Panel, regulatory authority or tribunal as described in clause 11.5, or an application has been made to such a body seeking such a finding.

(c)
Cytopia’s obligation to make the payment referred to in this clause 11.4 will be satisfied by the payment of the relevant amount in immediately available funds to the account nominated by YM for the purposes of this clause.

11.5	Declaration by Court or other body

If a court, Takeovers Panel, regulatory authority, or tribunal determines that payment of all or any part of the fee payable under clause 11.3 or 11.4 of this agreement:

(a)	is, was or would be unacceptable or unlawful; or

(b)	involves, involved or would involve a breach of the duties of the directors of Cytopia or YM,

         (Impugned Amount) then the other party agrees:

(c)	not to enforce Cytopia’s or YM’s obligation (as applicable) to pay the Impugned Amount; and

(d)	to refund the Impugned Amount if it has been paid to it by the other party under this agreement.

11.6	Other claims

Cytopia and YM each agree that if an amount is paid by the other under clause 11.3 or 11.4 (as the case may be) in respect of an act or event referred to therein, that payment constitutes its sole and exclusive remedy for any liability arising under or in connection with this agreement in respect of that act or event.

12	Standstill

Except in accordance with the Schemes, as contemplated or allowed under the terms of this agreement (including, but not limited to, clause 9.3) or with the other party's prior written consent, each party agrees that neither it, nor any of its related entities, will directly or indirectly:

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13 Duty, costs and expenses

(a)
make or cause to be made any offer for, invitation to acquire or solicitation for (or announce such an offer or invitation or an intention to make such an offer or invitation) in respect of any shares or other securities in the other party; or

(b)	purchase or otherwise acquire any relevant interest (within the meaning of the Corporations Act) in any shares or other securities in the other party; or

(c)	co-operate or assist or enter into any agreement or arrangement of any kind with any person relating to anything in paragraphs (a) or (b) above,

in the period commencing on the date of this agreement and ending on the earlier of the Implementation Date or the first anniversary of the termination of this agreement.

13	Duty, costs and expenses

13.1	Stamp duty

           YM must:

(a)	pay all stamp duties and any fines and penalties with respect to stamp duty in respect of this agreement or the Schemes or the steps to be taken under this agreement or the Schemes; and

(b)	indemnify Cytopia against any liability arising from failure to comply with clause 13.1(a).

13.2	Costs and expenses

Except as otherwise provided in this agreement, each party must pay its own costs and expenses in connection with the negotiation, preparation, execution and performance of this agreement and the proposed, attempted or actual implementation of this agreement, the Schemes and the Scheme Booklet.

14	GST

(a)	Any consideration or amount payable under this agreement, including any non-monetary consideration (as reduced in accordance with clause 14(e) if required) (Consideration) is exclusive of GST.

(b)
If GST is or becomes payable on a Supply made under or in connection with this agreement, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)
The Additional Amount payable under clause 14(b) is payable at the same time and in the same manner as the Consideration for the Supply, and the Supplier must provide the Recipient with a Tax Invoice. However, the Additional Amount is only payable on receipt of a valid Tax Invoice.

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15 General

(d)
If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 14(b):

(1)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

(2)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(3)
the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)	Despite any other provision in this agreement:

(1)
if an amount payable under or in connection with this agreement (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred; and

(2)	no Additional Amount is payable under clause 14(b) in respect of a Supply to which s 84-5 of the GST Law applies.

(f)
Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party but to which the Representative Member of a GST Group of which the party is a member is entitled.

(g)
The parties agree that any amount payable under clauses 11.3(a) or 11.4(a) is, for the purposes of clause 14(e), taken to reflect any Input Tax Credits that may be available to the recipient of the payment and will not be further reduced in accordance with that clause.

(h)	Any term starting with a capital letter that is not defined in this agreement has the same meaning as the term has in the A New Tax System (Goods & Services Tax) Act 1999 (Cth).

15	General

15.1	No representation or reliance

(a)
Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

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15 General

(b)
Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

15.2	No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

15.3	Consents and approvals

Any consent or approval referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent or approval to be given in that party’s absolute discretion.

15.4	Notices

Any communication under or in connection with this agreement:

(a)	must be in writing;

(b)	must be addressed as shown below:

Cytopia

Name: Cytopia Limited

Address: 576 Swan Street, Richmond, Victoria 3121

Fax no: +613 9208 4299

For the attention of: Mr. Andrew Macdonald, Chief Executive Officer

YM

Name: YM BioSciences, Inc.

Address: 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W4Y4

Fax no: +1 905 629 4959

For the attention of: David Allan

With a copy to (for information purposes only):

Rodd Levy/Stefanie Allen
Freehills
101 Collins Street
Melbourne
Vic 3000
Fax: +61 3 9288 1567
Email: rodd.levy@freehills.com/stefanie.allen@freehills.com

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;

(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 15.4(b); and

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15 General

(e)	is regarded as received by the addressee:

(1)	if sent by prepaid post, on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(2)
if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day; and

(3)
if delivered by hand, on delivery at the address of the addressee as provided in clause 15.4(b), unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.

Without preventing any other mode of service, any document in any action (including any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to, or left for that party at, its address for service  of notice under this clause.

15.5	Governing law and jurisdiction

(a)	This agreement is governed by the laws of Victoria, Australia.

(b)	Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria, Australia and courts competent to hear appeals from those courts.

(c)
YM irrevocably appoints Freehills of Level 43, 101 Collins Street, Melbourne, Australia to be its agent for service of process in connection with this agreement and agrees that any service document in connection with this agreement may be effectively served on it by service on its agent.

15.6	Waivers

(a)
Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party.

(c)	No waiver of a breach of any term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

15.7	Variation

This agreement may only be varied by a document signed by or on behalf of each of the parties.

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15 General

15.8	Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other party.

15.9	Further action

Each party will do all things and execute all further documents necessary to give full effect to this agreement.

15.10	Entire agreement

This agreement, supersedes all previous agreements in respect of its subject matter and embodies the entire agreement between the parties.

15.11	Remedies cumulative

Except as provided in this agreement and permitted by law, the rights, powers and remedies provided in this agreement are cumulative with and not exclusive to the rights power or remedies provided by law independently of this agreement.

15.12	Counterparts

(a)	This agreement may be executed in any number of counterparts.

(b)	All counterparts, taken together, constitute one instrument.

(c)	A party may execute this agreement by signing any counterpart.

Implementation agreement

Schedule 1

Share Scheme

This scheme of arrangement (share scheme) is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties
Cytopia	Cytopia Limited ACN 079 253 606 of 576 Swan St Richmond, Victoria, Australia 3121
Scheme Shareholders	the holders of fully paid ordinary shares in Cytopia at the Record Date

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this Scheme are set out below.

Term	Meaning
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited.
Business Day	a weekday on which trading banks are open for business in Melbourne, Australia and Toronto, Canada.
CHESS	the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd.

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Schedule 1 Share Scheme

Term	Meaning
Corporations Act	the Corporations Act 2001 (Cth).
Court	the Supreme Court of Victoria or such other court of competent jurisdiction under the Corporations Act agreed to in writing by YM and Cytopia.
Cytopia Option	an option to subscribe for, or acquire, a Cytopia Share granted by Cytopia.
Cytopia Optionholder	a person who is registered as the holder of a Cytopia Option.
Cytopia Shares	fully paid ordinary shares in Cytopia.
Deed Poll
the deed poll dated [insert date] executed by YM under which YM covenants in favour of the Scheme Shareholders and each Cytopia Optionholder recorded in the register as at the Record Date, to perform its obligations under the Implementation Agreement and this Scheme and the Option Scheme.

Effective	when used in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to this Scheme.
Effective Date	the date on which this Scheme becomes Effective.
End Date	28 February 2010.
Implementation Agreement	the implementation agreement dated [insert date] 2009 between Cytopia and YM relating to the implementation of this Scheme.
Implementation Date	the third Business Day after the Record Date.
Ineligible Foreign Holder
a Scheme Shareholder whose address as shown in the register of members of Cytopia is a place outside:

1   Australia and its external territories;

2   New Zealand;

3   United States of America;

4   Canada; and

5   any other jurisdiction agreed by YM and Cytopia for the purpose of this definition.

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Schedule 1 Share Scheme

Term	Meaning
Nominee	a person appointed by YM, in consultation with Cytopia, to sell the YM Shares that comprise the Scheme Consideration to be issued to Ineligible Foreign Holders pursuant to this Scheme.
NYSE Amex	NYSE Amex LLC.
Option Scheme	the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Cytopia and Cytopia Optionholders.
Record Date	7.00pm (Melbourne time) on the fifth Business Day after the Effective Date.
Register	the register of members of Cytopia.
Registrar	the person for the time being responsible for the maintenance of the Register.
Scheme	this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cytopia and YM.
Scheme Consideration
the consideration to be provided to Scheme Shareholders for the transfer of   each Scheme Share  in accordance with this Scheme, being the number of YM Shares calculated in accordance with clause 5.4 (subject to clauses 5.2 and 5.3).

Scheme Share	a Cytopia Share on issue on the Record Date.
Scheme Shareholder	each Cytopia shareholder recorded in the Register as at the Record Date.
Scheme Transfer
for each Scheme Shareholder, a duly completed and executed instrument of transfer of the Cytopia Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all Cytopia Shares.

Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard.
Trading Day	when used in relation to a VWAP, a day on which both the TSX and NYSE Amex are open for trading.
TSX	Toronto Stock Exchange.

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Schedule 1 Share Scheme

Term	Meaning
VWAP
the volume weighted average price of YM Shares traded on TSX and NYSE AMEX over the relevant period excluding any trades which have not been conducted in the ordinary course of trade on the stock markets operated by those exchanges (calculated to 2 decimal places of one cent) as determined by the relevant stock exchanges in accordance with their customary practice.
Any share price which is not in C$ will be converted to C$ by applying the Bank of Canada’s noon day exchange rate on the relevant Trading Day.

YM	YM BioSciences Inc. of 5045 Orbiter Drive, Building 11, Suite 400, Mississanga, Ontario, Canada LUW 4Y4
YM Share	a common share in the capital of YM.

1.2	Interpretation

         In this Scheme:

(a)	Headings and bold type are for convenience only and do not affect the interpretation of this Scheme.

(b)	The singular includes the plural and the plural includes the singular.

(c)	Words of any gender include all genders.

(d)	Other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning.

(e)	An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency as well as an individual.

(f)
A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement and a reference to this agreement includes any schedule, attachment and exhibit.

(g)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(h)	A reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document.

(i)	A reference to ‘$’ or ‘dollar’ is to Australian currency.

(j)	A reference to any time is a reference to that time in Melbourne.

(k)	A term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme.

Implementation agreement

(l)	A reference to a party to a document includes that party’s successors and permitted assignees.

(m)	No provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision.

(n)	A reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body,

                  is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

1.3	Interpretation of inclusive expressions

          Specifying anything in this Scheme after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

1.4	Business Day

           Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2	Preliminary matters

(a)	Cytopia is a public company registered in Victoria and is a company limited by shares. Cytopia is admitted to the official list of the ASX and Cytopia Shares are officially quoted on the ASX.

(b)	At [insert date] 2009:

(1)	[insert number] Cytopia Shares were on issue;

(2)	[insert number] Cytopia Options were on issue; and

(3)	[insert number] shares in Cytopia paid up to $0.00000001 were on issue.

(c)	YM is a company existing under the law of the Province of Nova Scotia, Canada.

(d)	If this Scheme becomes Effective:

(1)	YM will provide or procure the provision of the Scheme Consideration to Scheme Shareholders in accordance with this Scheme; and

(2)
all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, will be transferred to YM and Cytopia will enter the name of YM in the Register in respect of the Scheme Shares.

(e)	Cytopia and YM have agreed, by executing the Implementation Agreement, to implement this Scheme.

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Schedule 1 Share Scheme

(f)
YM has agreed, by executing the Deed Poll, to perform its obligations under this Scheme, including the obligation to provide or procure the provision of the Scheme Consideration to the Scheme Shareholders.

3	Conditions to this Scheme

(a)	This Scheme is conditional on:

(1)	all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement; and

(2)	such other conditions as may be imposed by the Court under section 411(6) of the Corporations Act and agreed to by Cytopia and YM having been satisfied.

(b)	The satisfaction of the conditions precedent in clause 3(a) is a condition precedent to the operation of clause 4.2.

(c)	This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date or any later date Cytopia and YM agree.

(d)
YM and Cytopia will provide to the Court at the Second Court Date a certificate confirming whether or not the conditions precedent in the Implementation Agreement (other than the condition relating to Court approval) and this Scheme have been satisfied or waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

4	This Scheme

4.1	Lodgement of Court orders

Cytopia will lodge with ASIC office copies of the Court orders under section 411 of the Corporations Act approving this Scheme on the day such office copy is received (or such later date as agreed in writing between YM and Cytopia, with the consent of the Court if required).

4.2	Transfer of Scheme Shares

On the Implementation Date:

(a)	the Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, will be transferred to YM by:

(1)	Cytopia delivering to YM the Scheme Transfer to transfer all Scheme Shares to YM, without the need for any further act by any Scheme Shareholders; and

(2)	YM duly executing the Scheme Transfer, attending to the stamping of the Scheme Transfer (if required) and delivering it to Cytopia for registration;

Implementation agreement

Schedule 1 Share Scheme

(b)
in consideration of the transfer of the Cytopia Shares to YM, YM will provide or procure the provision of the Scheme Consideration to each Scheme Shareholder in accordance with clause 5 of this Scheme; and

(c)	promptly after receipt of the Scheme Transfer, Cytopia will enter the name of YM in the Register in respect of the Cytopia Shares subject to the Scheme Transfer.

5	Scheme Consideration

5.1	Provision of Scheme Consideration

(a)	Subject to clause 5.1(b), 5.1(c), 5.2, and 5.3, the obligation of YM to provide or procure the provision of the Scheme Consideration will be satisfied by YM:

(1)
on the Implementation Date, entering, or procuring the entry of, the name and address of that Scheme Shareholder in the shareholder register of YM in respect of the YM Shares that that Scheme Shareholder is entitled to receive as Scheme Consideration; and

(2)
no later than five Business Days after the Implementation Date, dispatching, or procuring the despatch to that Scheme Shareholder by pre-paid post, to the address of that Scheme Shareholder recorded on the Register as at the Record Date, holding statements in the name of that Scheme Shareholder for the total number of YM Shares issued to that Scheme Shareholder in accordance with the Scheme.

(b)	In the case of YM Shares to be issued in respect of Scheme Consideration due to an Ineligible Foreign Holder, by YM procuring that:

(1)	the name and address of the Nominee is entered into the shareholder register of YM on the Implementation Date in respect of the YM Shares required to be issued to it under this clause 5;

(2)	a holding statement in the name of the Nominee is sent to the Nominee representing the number of YM Shares so issued to it; and

(3)	the Nominee sells those YM Shares and pays the proceeds in accordance with clause 5.2.

(c)	In the case of joint holders of Scheme Shares:

(1)	any YM Shares to be issued under this Scheme will be issued to and registered in the names of the joint holders; and

(2)	any document required to be sent under this clause 5 will be forwarded to the holder whose name appears first in the Register at the Record Date.

(d)	Each Scheme Shareholder to whom YM Shares are to be issued under this Scheme agrees:

(1)	to become a shareholder of YM;

(2)	to have their name and address entered in the YM shareholder register; and

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Schedule 1 Share Scheme

(3)	to be bound by the articles of YM and memorandum of association and bylaws of YM as in force from time to time in respect of YM Shares.

5.2	Ineligible Foreign Holders

(a)	YM will be under no obligation to issue, and must not issue, any YM Shares to any Ineligible Foreign Holder and, instead:

(1)	YM will issue the YM Shares which would otherwise be required to be issued to the Ineligible Foreign Holder under the Scheme, to the Nominee;

(2)	the Nominee will sell those YM Shares as soon as practicable and in any event not less than 15 Business Days after the Implementation Date;

(3)
promptly after the sale of all the YM Shares required to be sold by clause 5.1(a)(2), the Nominee will pay each Ineligible Foreign Holder (in accordance with this clause 5.2) the net proceeds received, after:

(A)	deducting any applicable brokerage, stamp duty and other taxes and charges;

(B)	to the extent the proceeds received by the Nominee are in a currency other than Australian dollars, converting the proceeds into Australian dollars;

(C)	averaging the total amount payable so that all Ineligible Foreign Holders receive the same price per YM Share; and

(D)       rounding down to the nearest whole cent,

provided that if YM receives professional advice that any withholding or other tax is required by law to be withheld from any such payment, YM will procure that the Nominee withholds the relevant amount before making the payment to the Ineligible Foreign Holder. YM will procure that any amount so withheld is paid to the relevant taxation authorities within the time permitted by law.

(b)
Each Ineligible Foreign Holder agrees that the amount referred to in clause 5.2(a)(d) may be paid to it by the Nominee sending, to the address on the Register as at the Record Date, a cheque in Australian currency drawn on an Australian bank for the relevant amount.

(c)
Payment of an amount to an Ineligible Foreign Holder in accordance with this clause 5.2 will be in full satisfaction of the obligations of YM to that Ineligible Foreign Holder under the Scheme in respect of the Scheme Consideration.

(d)
None of Cytopia, YM or the Nominee give any assurance as to the price that will be achieved for the sale of the YM Shares by the Nominee. The sale of the YM Shares under this clause 5.2 will be at the risk of the Ineligible Foreign Holder.

(e)
Each Ineligible Foreign Holder appoints Cytopia as its agent to receive on its behalf any financial services guide or other notices (including any update of those documents) that the Nominee is required to provide to the Ineligible Foreign Holder.

5.3	Fractional entitlements and splitting

(a)
Subject to clause 5.3(b), if the number of Scheme Shares held by a Scheme Shareholder is such that an entitlement of that Scheme Shareholder to YM Shares is not a whole number, then any fractional entitlement to YM Shares will be rounded down to the nearest whole number of YM Shares.

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Schedule 1 Share Scheme

(b)
If YM reasonably forms the opinion that two or more Scheme Shareholders, each of whom holds a holding of Scheme Shares which results in a fractional entitlement to YM Shares, have, on or before the Record Date, been party to shareholding splitting or division in an attempt to obtain advantage by reference to the rounding provided for in the calculation of each Scheme Shareholders’ entitlement to the Scheme Consideration, YM may give notice to those Scheme Shareholders:

(1)	setting out the names and registered addresses of all of them;

(2)	stating that opinion; and

(3)	attributing to one of them specifically identified in the notice the Scheme Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Scheme Shares and each of the other Scheme Shareholders whose names are set out in the notice, will, for the purposes of the Scheme, be taken to hold no Scheme Shares.

5.4	Scheme Consideration

(a)	The Scheme Consideration in respect of each Scheme Share will be:

(1)	if the VWAP of YM Shares for the last 20 Trading Days prior to, but not including, the Effective Date (Relevant VWAP) is in the range of C$1.2905 to C$2.3966, 0.0852 YM Shares;

(2)	if the Relevant VWAP is less than C$1.2905, the number of YM Shares which is equal to C$9,309,879 divided by the Relevant VWAP which is then divided by the total number of Scheme Shares; or

(3)	if the Relevant VWAP is greater than C$2.3966, the number of YM Shares which is equal to C$17,289,776 divided by the Relevant VWAP which is then divided by the total number of Scheme Shares.

(b)
The Scheme Consideration to be issued to a Scheme Shareholder will be the number of YM Shares as is equal to the amount calculated in under clause 5.4(a) multiplied by the number of Scheme Shares held by the Scheme Shareholder.

5.5	Binding Instructions

Any binding instructions between a Scheme Shareholder and Cytopia relating to Cytopia Shares (including, without limitation, any instructions relating to communications from Cytopia) will from the Implementation Date be deemed, by reason of this Scheme, to be a similarly binding instruction to and accepted by YM in respect of YM Shares until that instruction is revoked or amended in writing addressed to YM at its share registry (unless such an instruction would not be recognised under Canadian law or YM’s constituent documents).

5.6	Status of YM Shares

Subject to this Scheme becoming Effective, YM will:

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Schedule 1 Share Scheme

(a)	issue the YM Shares required to be issued by it under this Scheme on terms such that each such YM Share will rank equally in all respects with each existing YM Share;

(b)	ensure that each such YM Share is duly issued and is fully paid, non assessable and free from any adverse claim, mortgage, charge, lien, encumbrance or other security interest; and

(c)
use all reasonable endeavours to ensure that such YM Shares are approved for listing and trading on the TSX and NYSE Amex and that trading in them commences on the TSX and NYSE Amex on the first trading day on the TSX and NYSE Amex (as applicable) following the Effective Date (or such later date as the TSX or NYSE Amex (as applicable) requires).

6	Dealings in Cytopia Shares

(a)	To establish the identity of the Scheme Shareholders, dealings in Cytopia Shares will only be recognised if:

(1)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Cytopia Shares by the Record Date; and

(2)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	Cytopia must register registrable transmission applications or transfers of the kind referred to in clause 6(a)(2) by the Record Date.

(c)
If this Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.

(d)	Cytopia will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Cytopia Shares received after the Record Date.

(e)
For the purpose of determining entitlements to the Scheme Consideration, Cytopia must maintain the Register in accordance with the provisions of this clause 6 until this Scheme Consideration has been paid to the Scheme Shareholders. The Register in this form will solely determine entitlements to the Scheme Consideration.

(f)
All statements of holding for Cytopia Shares will cease to have effect from the Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Cytopia Shares relating to that entry.

(g)
As soon as possible on or after the Record Date, Cytopia will ensure that details of the names, registered addresses and holdings of Cytopia Shares for each Scheme Shareholder are available to YM in the form YM reasonably requires.

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Schedule 1 Share Scheme

7	Quotation of Cytopia Shares

(a)
Cytopia will apply to ASX to suspend trading on the ASX in Cytopia Shares from the close of trading on the day Cytopia notifies the ASX that the Court has approved the Scheme under section 411(4)(b) of the Corporations Act.

(b)	On a date after the Implementation Date to be determined by YM, Cytopia will apply:

(1)	for termination of the official quotation of Cytopia Shares on the ASX; and

(2)	to have itself removed from the official list of the ASX.

8	General Scheme provisions

8.1	Consent to Scheme amendments

If the Court proposes to approve this Scheme subject to any alterations or conditions, Cytopia may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which YM has consented.

8.2	Scheme Shareholders’ agreements and representations

(a)	The Scheme Shareholders agree to the transfer of their Scheme Shares in accordance with this Scheme.

(b)
The Scheme Shareholders are taken to have warranted to YM and Cytopia that all their Scheme Shares (including any rights attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Scheme Shares together with any rights attaching to those shares.

8.3	Title to and rights in Scheme Shares

(a)	YM will be beneficially entitled to the Scheme Shares transferred to it under this Scheme pending registration by Cytopia of YM in the Register as the holder of the Scheme Shares.

8.4	Appointment of YM as sole proxy

Upon this Scheme becoming Effective, and until Cytopia registers YM as the holder of all Scheme Shares in the Register, each Scheme Shareholder:

(a)
is deemed to have appointed YM as attorney and agent (and directed YM in such capacity) to appoint a director of YM as its sole proxy and, where applicable, corporate representative to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolution, and no Scheme Shareholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 8.5(a)); and

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(b)	must take all other actions in the capacity of a registered holder of Scheme Shares as YM reasonably directs.

8.5	Effect of the Scheme

This Scheme binds Cytopia and all Scheme Shareholders from time to time (including those who don’t attend the Scheme meeting, those who do not vote at the meeting and those who vote against this Scheme at the meeting) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Cytopia.

9	Power of attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Cytopia and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to this Scheme including a proper instrument of transfer of its Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Scheme Shares.

10	General

10.1	Stamp duty

YM will pay all stamp duty payable in connection with the transfer of Cytopia Shares to YM.

10.2	Consent

The Scheme Shareholders consent to Cytopia doing all things necessary or incidental to the implementation of this Scheme.

10.3	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Cytopia, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Cytopia’s registered office or at the office of the Registrar.

10.4	Governing law

(a)	This Scheme is governed by the laws in force in Victoria, Australia.

(b)
Each party irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme.

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10.5	Further action to be taken at Cytopia expense

Cytopia will, at its own expense, do all things and execute all documents necessary to implement and perform its obligations under this Scheme.

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Implementation agreement

Schedule 2

Deed Poll

Date ►

This deed poll is made by

YM	YM BioSciences Inc. of 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, Canada LUW 4Y4
in favour of
Scheme Shareholders	each holder of fully paid ordinary shares in Cytopia Limited ACN 079 253 606 as at the Record Date.
Scheme Optionholders	each holder of options in Cytopia Limited ACN 079 253 606 as at the Record Date.
Background
1On [insert date] October 2009, Cytopia and YM entered into the Implementation Agreement.
2In the Implementation Agreement, YM agreed to enter into this deed poll.
3YM is entering into this deed poll for the purpose of covenanting in favour of Scheme Shareholders and Scheme Optionholders to perform its obligations under the Implementation Agreement,  the Share Scheme and the Option Scheme.

This deed poll witnesses

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Schedule 2 Deed Poll

1	Definitions and interpretation

1.1	Definitions

A word or phrase defined in the Share Scheme or the Option Scheme has the same meaning in this deed poll.

1.2	Interpretation

In this deed poll:

(a)	Headings and bold type are for convenience only and do not affect the interpretation of this deed poll.

(b)	The singular includes the plural and the plural includes the singular.

(c)	A reference to a document (including the Share Scheme or the Option Scheme) includes all amendments or supplements to, or replacements or novations of that document.

(d)
A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this deed poll and a reference to this deed poll includes any schedule, attachment and exhibit.

1.3	Nature of deed poll

YM acknowledges that this deed poll may be relied on and enforced by any Scheme Shareholder or Scheme Optionholder in accordance with its terms even though the Scheme Shareholders and Scheme Optionholders are not party to it.

2	Conditions to obligations

2.1	Conditions

(a)	YM’s obligations under clause 3 are subject to the Share Scheme becoming Effective; and

(b)	YM's obligations under clause 4 are subject to the Option Scheme becoming Effective.

2.2	Termination

If:

(a)	the Implementation Agreement is terminated in accordance with its terms; or

(b)	the Share Scheme otherwise does not become Effective on or before the End Date,

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Schedule 2 Deed Poll

YM’s obligations under this deed poll automatically terminate unless YM and Cytopia otherwise agree in accordance with the Implementation Agreement.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a)	YM is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b)	Scheme Shareholders and Scheme Optionholders retain the rights they have against YM in respect of any breach of this deed poll which occurs before it is terminated.

3	Share Scheme Consideration

3.1	Undertaking to issue Scheme Consideration

Subject to clause 2, YM undertakes that it will, on the Implementation Date:

(a)	acquire the Scheme Shares;

(b)	in consideration of the transfer of the Scheme Shares to YM, provide or procure the provision of the Scheme Consideration to each Scheme Shareholder; and

(c)	undertake all other actions attributed to it in the Share Scheme,

subject to and in accordance with the Share Scheme.

3.2	Status of YM Shares

YM undertakes in favour of each Scheme Shareholder that the YM Shares which are issued to each Scheme Shareholder in accordance with the Share Scheme will:

(a)	rank equally in all respects with the existing YM Shares, be freely tradeable, without resale restrictions and without the requirement to file a prospectus or similar qualification document; and

(b)	be duly issued and fully paid, non assessable and free from any adverse claim, mortgage, charge, lien, encumbrance or other security interest.

4	Option Scheme Consideration

4.1	Undertaking to issue Option Scheme Consideration

Subject to clause 2, YM undertakes that it will, on the Implementation Date:

(a)	in consideration of the Scheme Optionholders consenting to the cancellation of the Scheme Options, provide or procure the provision of the Option Scheme Consideration to each Scheme Optionholder; and

(b)	undertake all other actions attributed to it in the Option Scheme,

subject to and in accordance with the Option Scheme.

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Schedule 2 Deed Poll

4.2	Status of YM Options

YM undertakes in favour of each Scheme Optionholder that the YM Options which are issued to each Scheme Optionholder in accordance with the Option Scheme will be validly issued or granted in accordance with all applicable laws and stock exchange requirements.

5	Representations and Warranties

YM represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of registration;

(b)	it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)
it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d)
the YM Shares to be issued in connection with the Share Scheme rank equally in all respects with the existing YM Shares and shall, under applicable securities laws, be freely tradeable, without resale restrictions and without the requirement to file a prospectus or similar qualification documents;

(e)
the YM Shares to be issued in connection with the Share Scheme shall be duly issued and fully paid, non assessable and free from any adverse claim, mortgage, charge, lien, encumbrance or other security interest;

(f)	the YM Options to be issued in connection with the Option Scheme shall be validly issued or granted in accordance with all applicable laws and stock exchange requirements; and

(g)	this deed poll is valid and binding on it.

6	Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	YM has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.

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Schedule 2 Deed Poll

7	General

7.1	Stamp duty

YM will:

(a)
pay all stamp duties and any related fines and penalties in respect of the Schemes and this deed poll, the performance of this deed poll and each transaction effected by or made under the Schemes and this deed poll; and

(b)	indemnify each Scheme Shareholder and each Scheme Optionholder against any liability arising from failure to comply with clause 7.1(a).

7.2	Notices

(a)
A notice or other communication in respect of this deed poll (Notice) must be in legible writing in English, signed by the person making the communication or its agent and must be given to YM either by hand delivery, pre-paid post or fax, in each case addressed in the manner relevantly described below:

Attention:	Chief Executive Officer

Address:	5045 Orbiter Drive, Building 11, Suite 400, Missassauga, Ontario, L4W4Y4

Fax no:	+1 905 629 4959

With a copy to (for information purposes only):

Rodd Levy / Stefanie Allen

Freehills

101 Collins Street

Melbourne

VIC 3000

Fax: +61 3 9288 1567

Email: rodd.levy@freehills.com / stefanie.allen@freehills.com

(b)	A Notice sent by post is regarded as given and received on the second Business Day following the date of postage.

(c)
A fax is regarded as given and received on production of a transmission report by the machine from which the fax was sent which indicates that the fax was sent in its entirety to the recipient’s fax number, unless the recipient informs the sender that the Notice is illegible or incomplete within 4 hours of it being transmitted.

(d)
A Notice delivered or received other than on a Business Day or after 4.00pm (recipient’s time) is regarded as received at 9.00am on the following Business Day and a Notice delivered or received before 9.00am (recipient’s time) is regarded as received at 9.00am.

7.3	Governing law and jurisdiction

(a)	This deed poll is governed by the law in force in Victoria, Australia.

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Schedule 2 Deed Poll

(b)
YM irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria, Australia and courts of appeal from them in respect of any proceedings arising out of or in connection with this deed.

7.4	Waiver

YM may not rely on the words or conduct of any Scheme Shareholder as a waiver of any right unless the waiver is in writing and signed by the Scheme Shareholder granting the waiver.

The meanings of the terms used in this clause 7.4 are set out below.

Term	Meaning
conduct	includes delay in the exercise of a right.
right	any right arising under or in connection with this deed poll and includes the right to rely on this clause.
waiver	includes an election between rights and remedies, and conduct which might otherwise give rise to an estoppel.

7.5	Variation

A provision of this deed poll may not be varied unless the variation is agreed to by Cytopia, in which event YM will enter into a further deed poll in favour of the Scheme Shareholders and/or Scheme Optionholders (as applicable) giving effect to the amendment.

7.6	Cumulative rights

The rights, powers and remedies of YM and the Scheme Shareholders and the Scheme Optionholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.7	Assignment

The rights created by this deed poll are personal to YM and each Scheme Shareholder and each Scheme Optionholder and must not be dealt with at law or in equity.

7.8	Further action to be taken at YM’s expense

YM must, at its own expense, do all things and execute all documents necessary to give effect to this deed poll.

Implementation agreement

Signing page

Executed as a deed poll in Victoria

Signed, Sealed and Delivered by YM BioSciences Inc. by its authorised signatories sign here ►
Authorised Officer

print name

sign here ►
Authorised Officer

print name

Implementation agreement

Schedule 3

Option Scheme

This scheme of arrangement (option scheme) is made under section 411 of the Corporations Act 2001 (Cth)
Between the parties
Cytopia	Cytopia Limited ACN 079 253 606 of 576 Swan St Richmond, Victoria, Australia 3121
Scheme Optionholders	the holders of Cytopia Options as at the Record Date

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this Option Scheme are set out below.

Term	Meaning
ASIC	the Australian Securities and Investments Commission.
ASX	ASX Limited.
Business Day	a weekday on which trading banks are open for business in Melbourne, Australia and Toronto, Canada.
Corporations Act	the Corporations Act 2001 (Cth).

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Schedule 3 Option Scheme

Court	the Supreme Court of Victoria or such other court of competent jurisdiction under the Corporations Act agreed to in writing by YM and Cytopia.
Cytopia Option	an option to subscribe for, or acquire, a Cytopia Share granted by Cytopia
Cytopia Optionholder	a person who is registered as the holder of a Cytopia Option.
Cytopia Shares	fully paid ordinary shares in Cytopia.
Cytopia Shareholder	each person who is registered as a holder of Cytopia Shares.
Deed Poll
the deed poll dated [insert date] executed by YM under which YM covenants in favour of the Scheme Shareholders and Scheme Optionholders to perform its obligations under the Implementation Agreement, the Share Scheme and this Scheme.

Effective	when used in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to this Scheme.
Effective Date	the date on which the Share Scheme and this Scheme becomes Effective.
End Date	28 February 2010.
Implementation Agreement	the implementation agreement dated [insert date] September 2009 between Cytopia and YM relating to the implementation of the Scheme.
Implementation Date	the third Business Day after the Record Date.
NYSE AMEX	NYSE Amex LLC.
Option Scheme Consideration	the consideration to be provided to Scheme Optionholders for the cancellation of each Scheme Option in accordance with this Scheme, being ascertained in accordance with clause 5.2
Record Date	7.00pm (Melbourne time) on the fifth Business Day after the Effective Date.
Register	the register of holders of Cytopia Options.
Registrar	the person for the time being responsible for the maintenance of the Register.

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Schedule 3 Option Scheme

Scheme	this scheme of arrangement subject to any alternations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cytopia and YM.
Scheme Option	a Cytopia Option on issue on the Record Date.
Scheme Optionholder	each Cytopia Optionholder as at the Record Date.
Scheme Share	a Cytopia Share on issue on the Record Date.
Scheme Shareholder	each Cytopia shareholder recorded in the Register as at the Record Date.
Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Schemes is heard.
Share Scheme
the scheme of arrangement between the holders of fully paid ordinary shares in Cytopia and Cytopia subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Cytopia and YM.

Trading Day	when used in relation to a VWAP, a day on which both the TSX and NYSE Amex are open for trading.
TSX	Toronto Stock Exchange.
VWAP
the volume weighted average price of YM Shares traded on TSX and NYSE AMEX over the relevant period excluding any trades which have not been conducted in the ordinary course of trade on the stock markets operated by those exchanges (calculated to 2 decimal places of one cent) as determined by the relevant stock exchanges in accordance with their customary practice.
Any share price which is not in C$ will be converted to C$ by applying the Bank of Canada’s noon day exchange rate on the relevant Trading Day.

YM	YM BioSciences Inc. of 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, Canada LUW 4Y4
YM Share	a common share in the capital of YM.
YM Stock Option	an option to subscribe for, or acquire, a YM Share granted by YM.
YM Stock Option Plan	the YM Biosciences Inc. amended and restated stock option plan dated 28 November 2007.

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Schedule 3 Option Scheme

1.2	Interpretation

In this Scheme:

(a)	Headings and bold type are for convenience only and do not affect the interpretation of this Scheme.

(b)	The singular includes the plural and the plural includes the singular.

(c)	Words of any gender include all genders.

(d)	Other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning.

(e)	An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any government agency as well as an individual.

(f)
A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement and a reference to this agreement includes any schedule, attachment and exhibit.

(g)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(h)	A reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document.

(i)	A reference to ‘$’ or ‘dollar’ is to Australian currency.

(j)	A reference to any time is a reference to that time in Melbourne.

(k)	A term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme.

(l)	A reference to a party to a document includes that party’s successors and permitted assignees.

(m)	No provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision.

(n)	A reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1)	which ceases to exist; or

(2)	whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

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Schedule 3 Option Scheme

1.3	Interpretation of inclusive expressions

Specifying anything in this Scheme after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

1.4	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2	Preliminary matters

(a)	Cytopia is a public company registered in Victoria and is a company limited by shares. Cytopia is admitted to the official list of the ASX and Cytopia Shares are officially quoted on the ASX.

(b)	At [insert date] 2009:

(1)	[insert number] Cytopia Shares were on issue;

(2)	[insert number] Cytopia Options were on issue; and

(3)	[insert number] shares in Cytopia paid up to $0.00000001 were on issue.

(c)	YM is a company existing under the law of the Province of Nova Scotia, Canada.

(d)	If the Share Scheme and this Scheme become Effective:

(1)	YM will provide or procure the provision of the Option Scheme Consideration to Scheme Optionholders in accordance with this Scheme; and

(2)	all the Scheme Options, and all the rights and entitlements attaching to them as at the Implementation Date, will be cancelled without the need for any further act by any Scheme Optionholder.

(e)	Cytopia and YM have agreed, by executing the Implementation Agreement, to implement this Scheme and the Share Scheme.

(f)
YM has agreed, by executing the Deed Poll, to perform its obligations under this Scheme, including the obligation to provide or procure the provision of the Option Scheme Consideration to the Scheme Optionholders.

3	Conditions to this Scheme

(a)	This Scheme is conditional on:

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Schedule 3 Option Scheme

(1)	all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement;

(2)	the Share Scheme becoming effective under section 411(10) of the Corporations Act; and

(3)	such other conditions as may be imposed by the Court under section 411(6) of the Corporations Act and agreed to by Cytopia and YM having been satisfied.

(b)	The satisfaction of the conditions precedent in clause 3(a) is a condition precedent to the operation of clause 4.2.

(c)	This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date or any later date Cytopia and YM agree.

(d)
YM and Cytopia will provide to the Court at the Second Court Date a certificate confirming whether or not the conditions precedent in the Implementation Agreement (other than the condition relating to Court approval) and this Scheme have been satisfied or waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

4	This Scheme

4.1	Lodgement of Court orders

Cytopia will lodge with ASIC office copies of the Court orders under section 411 of the Corporations Act approving this Scheme on the day such office copy is received (or such later date as agreed in writing between YM and Cytopia).

4.2	Cancellation of Scheme Options

On the Implementation Date:

(a)	the Scheme Options, together with all rights and entitlements attaching to them as at the Implementation Date, will be cancelled without the need for any further act by any Scheme Optionholder; and

(b)
in consideration for the cancellation of the Scheme Options, YM will provide or procure the provision of the Option Scheme Consideration to each Scheme Optionholder in accordance with clause 5 of this Scheme.

5	Scheme Consideration

5.1	Provision of Option Scheme Consideration

(a)	Subject to clause 5.2 and 5.3, the obligation of YM to provide or procure the provision of the Option Scheme Consideration will be satisfied by YM:

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Schedule 3 Option Scheme

(1)
on the Implementation Date, entering, or procuring the entry of, the name and address of that Scheme Optionholder in the optionholder register of YM in respect of the YM Stock Options that that Scheme Optionholder is entitled to receive as Option Scheme Consideration; and

(2)
no later than five Business Days after the Implementation Date, dispatching, or procuring the despatch to that Scheme Optionholder by pre-paid post, to the address of that Scheme Optionholder recorded on the Register as at the Record Date, a statement of holding, a grant agreement or other satisfactory evidence in the name of that Scheme Optionholder for the total number of YM Stock Options issued to that Scheme Optionholder in accordance with this Scheme.

(b)	Each Scheme Optionholder to whom YM Stock Options are to be issued under this Scheme agrees:

(1)	to become an optionholder of YM;

(2)	to have their name and address entered in the YM optionholder register; and

(3)	subject to the terms hereof, to be bound by the rules of the YM Stock Option Plan as if such YM Stock Options were issued under such Plan as in force from time to time in respect of YM Stock Options.

5.2	Calculation of Option Scheme Consideration

(a)	The Option Scheme Consideration in respect of each Scheme Option will be: :

(1)	If the VWAP of YM Shares for the last 20 Trading Days prior to, but not including, the Effective Date (Relevant VWAP) is in the range of C$1.2905 to C$2.3966: 0.0852 YM Stock Options;

(2)	If the Relevant VWAP is less than C$1.2905, the number of YM Stock Options which is equal to: C$9,309,879 divided by the Relevant VWAP which is then divided by the total number of Scheme Shares;

(3)	If the Relevant VWAP is greater than C$2.3966, the number of YM Stock Options which is equal to: C$17,289,776 divided by the Relevant VWAP which is then divided by the total number of Scheme Shares;

(4)
the exercise price of each YM Stock Option issued will be equal to the exercise price of the Cytopia Option (in relation to which the YM Stock Option is issued) divided by the exchange ratio calculated under clause 5.2(a)(1) to (3) as appropriate;

(5)	the vesting date of each YM Stock Option issued will be substantially the same as that applicable to the Cytopia Option (in relation to which the YM Stock Option is issued); and

(6)	the terms of the YM Options will otherwise be governed by the rules of the YM Stock Option Plan at the time of issue.

(b)
The Option Scheme Consideration to be issued to a Scheme Optionholder will be the number of YM Stock Options as is equal to the amount calculated under clause 5.2(a) multiplied by the number of Scheme Options held by the Scheme Optionholder

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Schedule 3 Option Scheme

5.3	Fractional entitlements

If the number of Scheme Options held by a Scheme Optionholder is such that an entitlement of that Scheme Optionholder to YM Stock Options is not a whole number, then:

(1)	any fractional entitlement to YM Stock Options which is 0.5 or greater will be rounded up to the nearest whole number of YM Stock Options; and

(2)	any fractional entitlement to YM Stock Options which is less than 0.5 will be rounded down to the nearest whole number of YM Stock Options.

5.4	Binding Instructions

Any binding instructions between a Scheme Optionholder and Cytopia relating to Cytopia Options (including, without limitation, any instructions relating to communications from Cytopia) will from the Implementation Date be deemed, by reason of this Scheme, to be a similarly binding instruction to and accepted by YM in respect of YM Stock Options until that instruction is revoked or amended in writing addressed to YM at its head office (unless such an instruction would not be recognised under Canadian law or the rules of the YM Stock Option Plan).

5.5	Status of YM Stock Options

Subject to this Scheme becoming Effective, YM will ensure that each YM Stock Option issued or granted as Option Scheme Consideration is validly issued or granted in accordance with all applicable laws and stock exchange requirements.

6	Dealings in Cytopia Options

(a)	To establish the identity of the Scheme Optionholders, dealings in Cytopia Options will only be recognised if:

(1)	the transferee is registered in the Register as the holder of the relevant Cytopia Options by the Record Date; and

(2)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	Cytopia must register registrable transmission applications or transfers of the kind referred to in clause 6(a)(2) by the Record Date.

(c)
If this Scheme becomes Effective, a holder of Scheme Options (and any person claiming through that holder) must not dispose of or purport or agree to dispose of any Scheme Options or any interest in them after the Record Date.

(d)	Cytopia will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Cytopia Options received after the Record Date.

(e)
For the purpose of determining entitlements to the Option Scheme Consideration, Cytopia must maintain the Register in accordance with the provisions of this clause 6 until the Option Scheme Consideration has been paid to the Scheme Optionholders. The Register in this form will solely determine entitlements to the Option Scheme Consideration.

Implementation agreement

Schedule 3 Option Scheme

(f)
All statements of holding for Cytopia Options will cease to have effect from the Record Date as documents of title in respect of those options and, as from that date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Option Scheme Consideration in respect of the Cytopia Options relating to that entry.

(g)
As soon as possible on or after the Record Date, Cytopia will ensure that details of the names, registered addresses and holdings of Cytopia Options for each Scheme Optionholder are available to YM in the form YM reasonably requires.

7	General Scheme provisions

7.1	Consent to Option Scheme amendments

If the Court proposes to approve this Scheme subject to any alterations or conditions, Cytopia may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which YM has consented.

7.2	Scheme Optionholders’ agreement

(a)	The Scheme Optionholders irrevocably consent to the cancellation of all of their Scheme Options in consideration for the Option Scheme Consideration, in accordance with this Scheme.

(b)
Upon this Scheme becoming Effective, the Scheme Optionholders absolutely release and forever discharge Cytopia under or in connection with their Cytopia Options, including without limitation the obligation to allot shares in Cytopia.

7.3	Appointment of YM as sole proxy

Upon this Scheme becoming Effective, and until Cytopia cancels all Scheme Options, each Scheme Optionholder must take all actions in the capacity of a registered holder of Scheme Options as YM reasonably directs.

7.4	Effect of this Scheme

This Scheme binds Cytopia and all Scheme Optionholders from time to time (including those who don’t attend the Scheme meeting, those who do not vote at the meeting and those who vote against this Scheme at the meeting) and, to the extent of any inconsistency and to the extent permitted by law, overrides the constitution of Cytopia.

8	Power of attorney

Each Scheme Optionholder, without the need for any further act, irrevocably appoints Cytopia and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to this Scheme.

Implementation agreement

Schedule 3 Option Scheme

9	General

9.1	Stamp duty

YM will pay all stamp duty payable in connection with this Scheme, the implementation of this Scheme and the cancellation of the Scheme Options.

9.2	Consent

The Scheme Optionholders consent to Cytopia doing all things necessary or incidental to the implementation of this Scheme.

9.3	Notices

If a notice, transfer, transmission application, direction or other communication referred to in the Schemes is sent by post to Cytopia, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Cytopia’s registered office or at the office of the Registrar.

9.4	Governing law

(a)	This Scheme is governed by the laws in force in Victoria, Australia.

(b)
Each party irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in Victoria and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme.

9.5	Further action to be taken at Cytopia expense

Cytopia will, at its own expense, do all things and execute all documents necessary to implement and perform its obligations under this Scheme.

Implementation agreement

Schedule 4

Timetable

Date	Party Responsible	Event
5 November 2009	Cytopia	Lodge draft Scheme Booklet with ASIC including draft Independent Expert's Report
6 November 2009	Cytopia	Apply for Court date for Court hearing to order convening of Scheme Meetings
27 November 2009	Cytopia and YM	Court hearing to obtain orders to convene Scheme Meetings
30 November 2009	Cytopia	Mailing of Scheme Booklet and proxy forms to Cytopia Shareholders, Directors, Auditors
27 January 2010	Cytopia	Scheme Meetings held
4 February 2010 (5.00 pm)	Cytopia and YM	Conditions Precedent satisfied or waived
5 February 2010	Cytopia and YM	Court hearing to obtain orders approving the Schemes
8 February 2010	Cytopia	Lodge office copies of Court Orders approving the Schemes with ASIC and notify ASX of same
15 February 2010 (7.00 pm)	Cytopia	Record Date (5 Business Days after the Schemes become effective)
18 February 2010	Cytopia and YM	Implementation Date (3 Business Days after the Record Date)
28 February 2010		End Date

Note: The Timetable has been prepared on the basis of the parties' best estimate, as at the date of this agreement, of the likely timing of key events in relation to the Transaction. It is possible that certain of those events may be, or may reasonably become expected by the parties to be, delayed for reasons outside of the control of the parties. In particular, certain dates above are subject to the availability of the Court which will be in its vacation period from 21 December 2009 until 2 February 2010.

In that case, the parties will consult in good faith with the aim of agreeing a substitute timetable (with, to the extent possible, the same relevant timing between events), having regard to (amongst other things) the desire of each party to complete the Transaction as soon as is practicable and by no later than the End Date.

Implementation agreement

Schedule 5

Patent Rights

[REDACTED]

Patent Rights

Implementation agreement

Signing page

Executed as an agreement

Bidder

Signed by YM BioSciences Inc. by its authorised signatories

sign here ►	“DAVID G. P. ALLAN”
Authorised Officer

print name	DAVID G. P. ALLAN

sign here ►
Authorised Officer

print name

Target

Signed by Cytopia Limited by

sign here ►	“ANDREW MACDONALD”
Director

print name	ANDREW MACDONALD

sign here ►	“ROBERT WATSON”
Director

print name	ROBERT WATSON

Implementation agreement